UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 20, 2013.

Management Proposal

Dear Sirs,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”)hereby submits for the appreciation of its Shareholders the Management’s Proposal (“Proposal”) about the matters that will be deliberated at the Annual Shareholders’ Meeting to be held on April 19, 2013 (“Shareholders’ Meeting”), which are described below:

I. To examine, discuss and deliberate on the Financial Statements of the Company, the Independent Auditors’ Report and the Fiscal Council Report for the fiscal year ended December 31, 2012

The Financial Statements and Report from the Management of CPFL Energia were approved by the Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu Auditores Independentes – before obtaining favorable opinion from the Board of Directors at its 218th meeting held on March 13, 2013, and the Fiscal Council’s opinion, obtained on March 13, 2013, and are hence considered in conditions to be submitted for deliberation at the Shareholders’ Meeting.

The Board of Directors recommends to the Shareholders of the Company to carefully examine these documents and, if required, obtain clarifications for their doubts, in order to deliberate on the Financial Statements and the Management Report approval, for the fiscal year ended December 31, 2012.

Appendix I to this Proposal contains Comments of the Executive Officers on the financial situation of the Company with the objective of providing a reflective analysis, from the viewpoint of its Management, so that the evaluation of the financial situation is as consistent as possible.

The Financial Statements, Management Report, Independent Auditors’ Report and Fiscal Council’s Report related to fiscal year 2012, prepared in accordance with items I through V of Article 9 of CVM Instruction 481 of December 17, 2009, are available to Shareholders at the Company’s head office, its website (www.cpfl.com.br/ir), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov), and were published in the March 14, 2013 edition of the “Valor Econômico” newspaper and the Official Gazette of the State of São Paulo, in accordance with Article 133 of Law 6,404 of December 15, 1976, (“Brazilian Law of Corporations”).

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II. Allocation of net income from the fiscal year ended December 31, 2012 and from previous fiscal years

Net income from the fiscal year ended December 31, 2012 was one billion, two hundred twenty-five million, nine hundred twenty-three thousand, two hundred fifty-seven reais and eighty-one cents (R$ 1,225,923,257.81).

Pursuant to the Bylaws of the Company, at least twenty-five percent (25%) of the net income from the year, adjusted in accordance with Article 202 of the Brazilian Law of Corporations, is distributed as mandatory dividends. The Management of the Company proposes the distribution of eighty-nine percent (89%) of the net income from the fiscal year ended December 31, 2012 as dividends, in the amount of one billion, one hundred fifty-seven million, four hundred forty thousand, three hundred eighteen reais and twenty-seven cents (R$ 1,157,440,318.27).

To calculate the dividend to be distributed in 2012, the net income from the fiscal year had (i)  the following additions (i.i) net income from previous years, amounting to two hundred twenty-seven million, one hundred seventeen thousand, six hundred nineteen reais and sixty-two cents (R$ 227,117,619.62), (i.ii) comprehensive income realized, amounting to twenty-seven million, three hundred seventy-eight thousand, one hundred ten reais and one cents (R$27,378,110.01), and (i.iii) expired dividends, amounting to three million, nine hundred twenty thousand, nine hundred nineteen reais and sixty-seven cents (R$ 3,920,919.67); and (ii)  the following deductions (ii.i) investment reserve proposed below, amounting to three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four cents (R$ 326,899,588.84), based on the capital budget, pursuant to Article 196 of the Brazilian Law of Corporations; and (ii.ii) legal reserve proposed below, amounting to sixty-one million, two hundred ninety-six thousand, one hundred sixty-two reais and eighty-nine cents (R$ 61,296,162.89).

Note that a portion of this income, calculated as on June 30, 2012, amounting to six hundred forty million, two hundred thirty-nine thousand, eighty-nine reais and seventy-three cents (R$ 640,239,089.73), had already been distributed as interim dividends, as resolved by the Board of Directors at its 207th meeting held on August 6, 2012, in accordance with the powers attributed to it by Paragraph v of Article 17 and Article 29 of the Company’s Bylaws.

Thus, pursuant to Article 201 of the Brazilian Law of Corporations, the additional dividend proposed is four hundred fifty-five million, nine hundred five thousand, sixty-five reais and sixty-five cents (R$ 455,905,065.65), equivalent to R$ 0.473778718 per common share of the Company.

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In light of the above, the Management of the Company submits to the Shareholders’ Meeting, the allocation of net income, in accordance with Paragraph 2 of Article 27 of the Bylaws of the Company, recommending the following:

a) constitution of legal reserve amounting to sixty-one million, two hundred ninety-six thousand, one hundred sixty-two reais and eighty-nine cents (R$ 61,296,162.89), pursuant to Article 193 of the Brazilian Law of Corporations;

b) constitution of investment reserve amounting to three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four cents (R$ 326,899,588.84) to guarantee execution of the investment program of the Company’s energy distribution subsidiaries, pursuant to Article 196 of the Brazilian Law of Corporations, especially the investments needed for expanding and improving the distribution system;

c) declaration of interim dividend already paid to Shareholders on September 28, 2012, which was imputed to the minimum mandatory dividend for fiscal year 2012, by charging the income calculated in the semiannual balance sheet prepared on June 30, 2012, in the amount of six hundred forty million, two hundred thirty-nine thousand, eighty-nine reais and seventy-three cents (R$640,239,089.73), as deliberated at the 207th Meeting of the Board of Directors held on August 6, 2012; and

d) declaration of additional dividend of four hundred fifty-five million, nine hundred five thousand, sixty-five reais and sixty-five cents (R$ 455,905,065.65), equivalent to R$ 0.473778718 per common share, pursuant to Article 201 of the Brazilian Law of Corporations.

Pursuant to Paragraph 3 of Article 205 of the Brazilian Law of Corporations, by a resolution of the Shareholders’ Meeting, the additional dividend may be paid on a date to be fixed by the Board of Executive Officers according to the availability of funds and through a simple notification to the Board of Directors.

Information about the allocation of net income proposed hereby is duly reflected in the Financial Statements of the Company, which have been widely disclosed in accordance with law, and is also available for Shareholders’ reference in Appendix II to this Proposal.

III. Election of members of the Board of Directors and Fiscal Council

The Controlling Shareholders nominate the following candidates to the Board of Directors, for term of office until the Annual Shareholders’ Meeting of 2014:

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Directors	Alternates
Murilo Passos	Francisco Caprino Neto
Claudio Borin Guedes Palaia	Fernando Augusto Camargo de Arruda Botelho
Marcelo Pires Oliveira Dias	Rodrigo Cardoso Barbosa
Renê Sanda	Osvaldo Cezar Galli
Deli Soares Pereira	Teresa Pinto Coelho Gomes
Martin Roberto Glogowsky	Carlos Alberto Cardoso Moreira
Maria Helena Santana - Independent Director

The Controlling Shareholders nominate the following candidates to the Fiscal Council, for term of office until the Annual Shareholders’ Meeting of 2014:

Members	Alternates
Daniela Corci Cardoso	Fernando Luiz Aguiar Filho
Adalgiso Fragoso de Faria	Marcelo de Andrade
William Bezerra Cavalcanti Filho	Maria da Gloria Pellicano
Celene Carvalho de Jesus	Cicero da Silva
Helena Kerr do Amaral	Teresa Rodriguez Cao

Note that the information required by Article 10 of CVM Instruction 481/2009 relating to the candidates nominated to the Board of Directors and Fiscal Council is available in Appendix III of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov).

IV. Compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council

The Management of the Company proposes to the Shareholders’ Meeting to approve the overall compensation of the members of the Board of Directors and the Board of Executive Officers of CPFL Energia, of up to sixteen million, seven hundred sixteen thousand, one hundred sixty-six reais and eighty cents (R$ 16,716,166.80), already examined by the Human Resources Management Committee and this amount includes all the benefits and payroll charges for the period from May 2013 through April 2014.

The compensation for the Board of Executive Officers proposed to the Shareholders’ Meeting is an estimate that considers the maximum amount that may be paid to the executive officers. Moreover, a few members of the Board of Executive Officers of CPFL Energia hold management positions in the subsidiaries and hence receive compensation from those companies.

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Of the total compensation proposed for the Management of the Company, one million seven hundred fifty-seven thousand, one hundred eighty-one reais and sixty cents (R$ 1,757,181.60) are allocated to the fixed compensation of the Board of Directors and the maximum amount of fourteen million, nine hundred fifty-eight thousand, nine hundred eighty-five reais and twenty cents (R$ 14,958,985.20) are allocated to the fixed and variable compensation of the Board of Executive Officers.

The Board of Directors of the Company also proposes to the Shareholders’ Meeting to approve the overall compensation of the Fiscal Council members, of seven hundred seventy thousand, eight hundred sixty-eight reais and eight cents (R$ 770,868.08) for the period from May 2013 through April 2014.

Pursuant to Article 12 of CVM Instruction 481/2009, information about the compensation of the Management and members of the Fiscal Council of the Company is available in Appendix IV of this Proposal and also at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov).

3.        Clarifications

Apart from the information available in this Proposal and the Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Cordially,

Murilo Passos

Chairman of the Board of Directors

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APPENDIX I

10. Comments of Executive Officers

10.1 Officers should comment on:

The consolidated financial statements for the years of 2010, 2011 and 2012 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”), being the 2010 financial statements the first financial statements prepared in accordance with IFRS.

a) General Financial and Asset conditions

  2012

Despite the Brazilian economy having been affected by an unfavorable international scenario and industrial performance having growth only moderately in 2012, the expansion of employment and the generation of income favored the domestic market, which posted great results. In the electric sector, the Federal Government took actions regarding the proposal for early extension of electric energy generation, transmission and distribution concessions, through the publication of Law 12,783/2013, substantially changing energy generation and transmission tariffs since January 2013.

The effects of these government measures reached five small concessions in our energy distribution segment, accounting for 2,575 GWh (4.5% of the area of our concession area) and small hydroelectric plants totaling 24 MW (less than 1% of our total installed capacity).

Despite this adverse scenario, the CPFL Energia Group continued to grow. In 2012, total energy sales increased by 8.5%, for a total of 57,195 GWh, versus the 2011 total of 52,710 GWh. The Group’s respectable performance was the result of number of factors, including the growth of sales to the captive market in our distributor’s concession area, which came to 40,645 GWh, representing a 1.8% increase, of which 15,855 GWh were billed through the Distribution System Usage Fee (TUSD). Energy consumption in the CPFL Energia Group’s concession area came to 56,500 GWh, up 3.5% over 2011.

In the generation segment, the generation of energy using renewable sources played an important role. Our subsidiary CPFL Renováveis continued to lead this segment, completing a number of acquisitions, including: (i) the Bons Ventos and Atlântica Wind Farms, (ii) the Ester thermoelectric plant, using sugarcane bagasse, and (iii) the beginning of commercial operations at the Santa Clara Wind Farm and the Salto Góes Small Hydroelectric Plant. In generation activities using conventional sources, our subsidiary CPFL Geração also maintained excellence in the management of hydroelectric plants. In the commercialization segment, our subsidiary CPFL Brasil continued to lead the free market. Together, our commercialization and generation segments posted 16,550 GWh in sales, up 29.4% over 2011. Our Service segment posted a 34.7% increase in net revenue, resulting from the increased volume of transactions and services sold to customers throughout Brazil.

Regulatory requirements have increased each tariff cycle and continue to pressure companies to increase operational efficiency and the quality of services provided to customers. Thus, our group has prepared for the coming cycle by intensifying investments in innovation through the use of new technology, including smart grids, in addition to investing in the expansion and reinforcement of networks to meet the demand of solid consumption growth in the concession areas of our 08 distributors. In 2012, the investments of these subsidiaries came to R$1,403 million.

It is also of great importance that we highlight the inauguration of the Tanquinho Solar Generation Plant, located in Campinas/SP, with an installed capacity of 1.1 MWp. We have invested R$13.8 million in this project, which is the result of the combination of different forms of technology that are in use around the world, in an effort to dominate existing technology and evaluate the possibility of integrated solar energy into our electrical distribution system and that of Brazil.

Our outlook for the coming years is quite optimistic, particularly given our expectations for growth of the Brazilian government after the Federal Government announced measures to reduce the value of electric energy tariffs to consumers through the proposal for early expiration of concessions between 2015 and 2017.

We plan to continue to implement our strategies, which have been the main drivers of our growth and strength, while focusing on opportunities for consolidation, investment in new generation projects and increasing efficiency through the innovation of our current business.

  2011

In view of the increased international concerns regarding energy matrix, the Brazil has, without doubt, placed itself as one of the major drivers for technologies for generating energy from clean and renewable sources. In this context, the matter has gained special attention from our group. Part of our strategy in 2011 was associated with an increase in the investments for generation of energy from renewable sources, such as small hydroelectric power plants, thermoelectric plants which generate energy from sugar cane bagasse and wind farms, placing the Group as a leading agent of this segment.

Of note in the period was the organization of CPFL Renováveis, which was already organized as a leader in the renewable energies segment in Latin America. Organized from the union of the assets and projects held by CPFL Energia and by ERSA, and later by the acquisition of 100% of the shares of Jantus SL (holder of the assets of SIIF Énergies do Brasil Ltda. and SIIF Desvolvimento de Projectos de Energia Eólica Ltda.). CPFL Renováveis is dedicated exclusively to the development of energy generation projects from renewable and alternative sources (Small hydroelectric power plants - SHPs, biomass powered thermoelectric plants and wind farms). CPFL Energia indirectly holds 63% of the capital of this company. With the organization of CPFL Renováveis, the beginning of the operations of the thermoelectric power plants Bio Formosa and Bio Buriti and the acquisition of the ventures PCH Santa Luzia and Jantus wind farms, the installed capacity of our Group, considering its respective participations in each of the ventures, exceeded our estimates and reached 2,644 MW in 2011, being, 2,017 MW from conventional generation sources, 216 MW of conventional thermal generation and 411 MW of renewable alternative generation (193 MW from SHPs, 133 MW from biomass generation and 85 MW from wind farms). By the end of 2012 1, considering the acquisition of the “Complexo Bons Ventos” (Wind farms which are already operating), announced in February 2012, the beginning of the operations of the thermoelectric power plants UTEs Bio Ipê and Bio Pedra and of the wind farms from the “Complexo Santa Clara”, the installed capacity in operation of the CPFL Group should reach 2,922 MW. By the end of 2014, this installed capacity should reach 3,301 MW, considering the beginning of the operation of the other projects currently under construction.

In the distribution segment, we continue with a strong growth in energy consumption in the residential and commercial classes, result of the employment, income and credit expansions in the recent years. The industry class posted modest development, affected by the appreciated exchange rates and high interest rates. An important event for the sector was the conclusion of the methodology of the 3rd cycle of tariffs periodic revision of the distributing companies, a process that began in September 2010 and ended in November 2011, which was marked by extensive discussions with ANEEL and the sector agents. The regulatory requirements have increased in each cycle and continue to pressure the companies to become more efficient. The Group has, therefore, intensified its focus on increasing operational efficiency and improving the quality of the services rendered to its clients, preparing itself for the challenges which will come with the application of the 3rd cycle of tariffs periodic revision to its 8 distributors, which will occur in the period from 2011 to 2013. With this ruling, the distribution companies of CPFL Group are faced with the need to maintain distribution networks increasingly more automated and intelligent to allow for an improvement on the quality of the distribution of energy, reducing the frequency and duration of outages, as well as expediting the restoration of the supply energy. This new technology is known as smart grid which, together with the investments to meet the growth of the market and the network maintenance, required an investment by our distribution companies, in 2010 alone, of R$1,065 million.

Regarding the remaining of our investments in the last year, R$ 823 million was used in the generation segment and R$ 17 million in the commercialization of energy and services segments.

  2010

In 2010, the performance of CPFL Energy presented an important development, mainly reflecting the solid development cycle of Brazil, the immense growth potential of the internal market, evidenced by the increase in the energy consumption in the areas supplied by our distribution companies, the results of the expansion strategy and diversification of business and the commitment for the continuous search for increased efficiency by the companies of the Group.

The investments in the year amounted to R$1.8 billion. In the distribution segment R$1.1 billion were invested in the expansion and improvement of the electric system. In the generation segment R$645 million were mainly allocated to ventures in construction during the year; another R$28 million were invested in the commercialization and value added services segment.

Among the main factors that lead to the Group’s solid performance, stand out the growth of the sales in the concession area of our distribution companies, which amounted to 52,044 GWh. This represents an increase of 7.2% over the previous year, of which 12,794 GWh were charged by the Distribution System Usage Fee (TUSD - Tarifa de Uso do Sistema de Distribuição). The sales to the captive market amounted to 39,250 GWh, an increase of 3.8%. The sales for commercialization and generation amounted to 13,000 GWh, a reduction of 2.0%.

1 The closing of the acquisition is subject to the satisfaction of the condition precedents set forth in the share purchase and sale agreement and the obtainment of the applicable prior consents, which include the approval by ANEEL, financial institutions, and the antitrust agencies (including CADE – Conselho Administrativo de Defesa Econômica).

In the generation segment, the Group has put into operation three new ventures which were under construction. In August, the thermoelectric power plant UTE Baldin (45 MW), powered by sugar cane biomass, started operating. In October, the Hydroelectric Power Plant Foz do Chapecó (855 MW), in which the share of the Company is 51%, entered into operation. In December, the thermoelectric power plant UTE Termonordeste (170.76 MW), in which the share of the Company is 51%, entered into operation. In addition, the Group acquired PCH Diamante (4 MW) located in Rio Grande do Sul. With this, the installed capacity at the end of 2010 was of 2.309 MW.

Until the end of 2010, our estimate was to reach in 2011 a projected installed capacity of 2,511 MW, considering the start of the operations of the thermoelectric Power plant Termoparaíba (planned for January 2011) and of the biomass powered thermoelectric plants Bio Formosa, Bio Buriti and Bio Ipê (schedule for the second and third quarters of 2011). In 2012, when it will be operating the Bio Pedra biomass thermoelectric power plant and the seven wind farms in construction in the State of Rio Grande do Norte (Santa Clara I, II, III, IV, V and VI and Eurus VI), the installed capacity would reach 2,769 MW. As noted above, our estimate was surpassed considering the new projects acquired and which entered into operation in 2011.

It is also important to note that the Group was one of the winners of the auction for renewable energy occurred in August, by means of which it will construct the Wind Farm Campo dos Ventos II (30 MW).

The performance and results achieved in 2010 reaffirm the Group’s business strategy, based on the search for an expanded participation in the Brazilian energy market and the search for efficiency and productivity gains.

The projections for the next years indicate a consistent growth in the Brazilian energy market, as a result of the continued growth cycle of the Brazilian economy. The plan for the expansion of energy supply is pointing towards a diversification of the energy generation matrix, based on clean and renewable sources, an area in which the Group has been demonstrating competence and competitiveness in the recent years. Also remains the perspective of a consolidation of the Brazilian energy sector, as a result of the maturity of concession agreements for generation, transmission and distribution in the coming years. Regarding the energy distribution segment, the 3rd cycle of tariff revision will be an important vector for the sector, which is fundamental to the functioning and sustainability for the Brazilian Power Industry.

b) capital structure and possibility to redeem shares or quotas, indicating:

Capital Structure        2012                2011                2010

Own Capital                    37%                44%                  46%

Third party capital           63%                56%                  54%

i. redemption cases

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

ii. formula for the calculation of the redemption amount

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2012

On December 31, 2012, working capital stood at a surplus (current assets exceeding current liabilities) of R$437 million, resulting from the Company’s own generation of cash and consumer credits, offset by indebtedness coming due in the next 12 months (including the provision for charges), obligations to our suppliers and other accounts payable.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2012 (including other long-term contractual obligations):

	Payment due per period (R$ million)
Contractual Obligations on December 31, 2012	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Suppliers	1,695	1,691	4	-	-
Loans, Debentures and financing – principal and charges¹	24,696	2,199	5,129	6,461	10,907
Use of public utilities ¹	3,460	33	37	37	3,354
Private Pension Entity ²	747	51	105	105	486
Other	288	270	-	-	18
Total items on the Balance Sheet ¹	30,886	4,244	5,275	6,603	14,764
Energy Purchase Contracts ³	110,991	7,126	13,795	14,978	75,092
Plant Construction Projects [4]	2,062	886	584	70	522
Suppliers – supplies	2,114	1,300	675	99	40
Total other commitments	115,167	9,312	15,054	15,147	75,654
Total Contractual Obligations	146,053	13,556	20,329	21,750	90,419

(1)       Includes payment of interest, including projected future interest based on undiscounted cash flow, through the projection of indicators into 2013 (CDI: 7.08%, IGP-M: 5.43% and TJLP: 5%). Future projected interest is not recorded on the balance sheet.

(2)       Amounts due under contract with the pension fund manager, which often differ from accounting records adopted by our subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, which are in accordance with CPC 33 and IAS 19 (see note 18.1 to our financial statements).

(3)       The amounts due under long-term energy purchase contracts are subject to variations in price and may be renegotiated at certain periods. The table above was created based on the amounts due for contracted quantities in accordance with prices at the end of the 2012 fiscal year.

(4)       Plant construction projects include financial commitments to provide funds for construction and the acquisition of concessions for subsidiaries in the renewable energy segment.

Funding needed is mainly allocated to the following objectives:

•               Investments to improve and expand distribution systems and to complete renewable generation projects;

•               Amortization or refinancing of debt: on December 31, 2012, the balance of non-amortized debt stood at R$1,895 million, set to mature in the coming 12 months (excluding the effect of charges and derivatives);

•               Dividends paid in 2012 and 2011 came to a total of R$1,394 million and R$1,230 million, respectively;

•               Financing for acquisitions: payment of a total of R$879 million in 2012 to acquire the subsidiaries Jantus and Santa Luzia and the Atlântica and Bons Ventos Wind Farms.

  2011

On December 31, 2011, our working capital reflected a surplus (excess of current assets over current liabilities) of R$864 million, driven by the refinancing of our current debt in 2010 and the higher level of cash and cash equivalents in 2011, in view of new borrowings with long term maturity.

The following table summarizes our contractual obligations in IFRS as of December 31, 2011 (excluding accounts payable reported on our balance sheet).

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2011:
Debt obligations(1)	13,359	1,428	3,469	3,671	4,791
Purchase obligations:
Electricity purchase agreements(2)	127,107	8,205	15,283	15,200	88,418
Generation projects	3,426	819	698	287	1,622
Supplies	1,686	1,243	387	57	0
Pension funding(3)	589	40	77	77	395
Total	146,167	11,734	19,914	19,292	95,227

(1)           Not including interest payments on debt or payments under swap agreements. This is the contractual amount and is presented net of Fair Value adjustments and borrowing costs

(2)           Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2011 price.

(3)           Amounts due under a contract with the pension plan administrator (see note 19 to our consolidated financial statements).

Our capital requirements are primarily for the following purposes:

•               Capital expenditures to improve and expand our distribution system and to complete our generation projects;

•               Repayment or refinancing maturing debt: at December 31, 2011 we had outstanding debt aggregating R$1,428 million maturing during the following 12 months (excluding derivatives and interest);

•              The total of the dividends paid in the years of 2011 and 2010 was of R$1,230 million and R$1,424 million, respectively;

•               Funding for acquisitions: payment of R$863 million in 2011 for the acquisition of subsidiaries (Jantus and Santa Luzia).

  2010

On December 31, 2010 our working capital reflected a deficit (excess of current liabilities over current assets) of R$530 million, the main cause of which was the maturity of R$1,510 million of debentures in the year of 2011. This deficit was eliminated by the borrowings made by the Company and its controlled companies during the year. On December 31, 2009, our working capital reflected a superavit (excess of current assets over current liabilities) of R$226 million.

The following table summarizes our contractual obligations on December 31, 2010 (excluding accounts payable reported in our balance sheet).

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2010:
Debt obligations(1)	9,224	2,089	3,147	2,349	1,639
Purchase obligations:
Electricity purchase agreements(2)	104,285	7,154	14,772	13,771	68,588
Generation projects	1,180	494	264	59	363
Supplies	682	438	108	131	5
Pension funding(3)	631	39	77	77	438

Total	116,002	10,214	18,368	16,387	71,033

(1)        Not including interest payments on debt or payments under swap agreements. This is the contractual amount and is presented net of Fair Value adjustments and borrowing costs.

(2)        Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2010 price.

(3)        Amounts due under a contract with the pension plan administrator (see note 20 to our consolidated financial statements).

Our capital requirements are primarily for the following purposes:

•               Capital expenditures to improve and expand our distribution system and to complete our generation projects;

•               Repayment or refinancing maturing debt: at December 31, 2010, we had an outstanding debt aggregating R$ 2,251 million maturing during the following 12 months (including derivatives and interest);

•               The total dividends paid in the years of 2010 and 2009 was of: R$1,424 million, and R$ 1,173 million, respectively;

•               Funding for acquisitions.

d) sources used for financing working capital and investments in non-current assets;

The main sources of resources are come from our operating cash income and financing. During 2012, our subsidiaries brought in funding mainly for refinancing of debt and programmed investments in distribution subsidiaries, as well for new renewable energy generation projects. New financing contracted by the Company includes financing for investment with the BNDES as FINEM / FINAME financing, new funding with financial institutions for financing of working capital and new debenture issues.

Furthermore, funding sought to maintain our Group’s liquidity and excellent debt profile by lengthening of the average term of debt and reduction of the cost thereof.

For more information on financing sources utilized by the Company, see line (F) of item 10.1.

Indebtedness

2012

Our indebtedness in 2012 increased R$3.518 million (a 25.9% increase over 2011), mainly driven by:

- the issue of debentures in the amount of R$1.858 million, by CPFL Paulista (R$660 million), CPFL Piratininga (R$110 million) and RGE (R$500 million) for the refinancing of debt coming due in 2012 and 2013 and the reinforcement of working capital, as well as by CPFL Renováveis (R$588 million) in order to acquire Santa Luzia and Bons Ventos Wind Farms;

- disbursement of loans from the BNDES in the amount of R$1,137 million to (i) comply with the bi-annual investment plant for the Group’s distributors, through the Fund for Financing and Acquisition of Industrial Machines and Equipment (Fundo para Financiamento e Aquisição de Máquinas e Equipamentos Industriais - “FINAME”), and Financing and Projects (Financiamento e Empreendimentos - “FINEM”), and (ii) comply with investments by renewable energy generation subsidiaries;

- funding in the amount of R$426 million, indexed to the dollar by the Group’s eight distributors, namely R$223 million by RGE, R$21 million by CPFL Sul Paulista, R$20 million by CPFL Santa Cruz, R$64 million by CPFL Piratininga, R$49 million by CPFL Paulista, R$25 million by CPFL Leste Paulista, R$11 million by CPFL Mococa and R$13 million by CPFL Jaguari to reinforce working capital;

This financing also sought to: (i) financing our distributors’ investments and (ii) invest in our renewable energy generation segment.

2011

Our indebtedness in 2011 increased R$ 4,189 million (a 44.5% increase over 2010), mainly resulting from:

- Issuance of debentures by CPFL Brasil in a total amount of R$1,320 million to finance the acquisition of Jantus through our subsidiary CPFL Energias Renováveis;

- With the association with CPFL Renováveis and acquisition of the Santa Luzia and Jantus Wind Farms, we began to consolidate these companies, which led to an increase in indebtedness by R$492 million (CPFL Renováveis), R$136 million (Santa Luzia), R$152 million in loans and R$517 million in debentures (acquisition of Jantus);

- Borrowings in the amount of R$ 1,162 million, U.S. dollar-denominated (net of prepaid settlements of yen-denominated debts) and additional financings in the amount of R$349 million for the expansion and improvement for the group’s distributors and for working capital, with Banco do Brasil.

In June 2011, management approved the issuance of debentures by some of our subsidiaries in the amount of R$2,099 million. Of this amount, R$ 484 million were issued by CPFL Paulista, R$ 680 million by CPFL Geração, R$ 160 million by CPFL Piratininga, R$ 70 million by RGE, R$ 65 million by CPFL Santa Cruz and R$ 130 million by EPASA. This amount will be used for working capital, and payment of maturing debts.

These financings will also seek to (i) fund capital expenditures of our distribution subsidiaries, (ii) raise capital for investments in our renewable generation sources segment, and (iii) raise capital for operations of EPASA’s thermoelectric power plants.

2010

Our indebtedness in 2010 increased R$ 1,511 million (a 19.6% increase over 2009), mainly resulting from:

- financings for our generation subsidiaries under construction (Foz do Chapecó, EPASA, CPFL Bioenergia) and for CPFL Geração, to finance the construction of the Santa Clara and Campo dos Ventos wind farms;

- financings for expansion and improvements in our distributors through FINEM / FINAME of BNDES as well as fund raisings through rural instruments, with Banco do Brasil;

- issuance of debentures in the total amount of R$ 1,062 million, to refinance and extend the maturity of our indebtedness and ownership interest in investments.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

For 2013 and 2014, we hope to continue to take advantage of financing opportunities offered by the market, whether through the issue of debentures and working capital loans (both national and abroad), or those offered by the government in the form of financing lines from the BNDES, focusing the expansion and modernization of the electrical system, as well as investments in the generation segment, ensuring preparation for the possible consolidation of the sector.

f)  indebtedness levels and characteristics of such debts, also describing:

2012

On December 31, 2012, our indebtedness (including charges) stood at R$17,126 million. Of this total, approximately R$2,435 million (or 14.2%) were indexed to the American dollar. The group has contracted swap operations to reduce exposure to exchange variations as a result of these obligations. A total of R$2,133 million of our indebtedness will reach maturity within 12 months.

2011

Total debt outstanding at December 31, 2011 (including accrued interest and derivative transactions) was R$13,608 million.  Of the total amount, approximately R$1,751 million (or 12.9%) was denominated in U.S. dollar.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  R$1,653 million of our total outstanding debt is due in 12 months.

2010

Total debt outstanding at December 31, 2010 (excluding accrued interest and derivative transactions) was R$9,219 million, of which approximately R$461 million (or 5.0%) was denominated in U.S. dollars and Japanese yen. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. R$2,089 million of our total outstanding debt is due in 12 months.

i.   relevant loan and financing contracts

Main Loan Agreements in 2012 (including charges):

•    BNDES.  At December 31, 2012, the outstanding balance under a number of facilities provided through BNDES was R$6,042 million.  These loans are denominated in reais.  The most significant part of these loans relates to: (a) loans to our generation projects, especially Foz do Chapecó, BAESA, CERAN, ENERCAN and CPFL Energias Renováveis (R$4,451 million); (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,536 million); and (c) financings relating to working capital in the amount of R$37 million.

•    Debentures. At December 31, 2012, we had indebtedness of R$6,237 million outstanding under several series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, CPFL Geração, EPASA, BAESA, ENERCAN and CPFL Renováveis. The terms of these debentures are summarized in note 17 to our financial statements.

•       Working capital. At December 31, 2012, we had R$1,819 million outstanding under a number of loan agreements indexed to the CDI rate (Certificados de Depósito Interbancário) relating to working capital for our generation and service companies.

•    Other real-denominated debt. As of December 31, 2012, we had R$503 million outstanding. The majority of these loans are related to distribution (R$46 million) and generation (R$450 million) subsidiaries, most of which are restated based on CDI or IGP-M rates, and bear interest at various rates.

•    U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans, which, as of December 31, 2012, came to an outstanding total of R$47 million. In addition, CPFL Paulista had long-term receivables denominated in U.S. dollar amounting to R$34 million (as of December 31, 2012), which also reduced exposure to foreign exchange variation.

•    Other U.S. dollar-denominated debt. Our group had other U.S.-dollar denominated financing. The outstanding balance of which on December 31, 2012, came to R$2,388 million.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. For more details on our loans, debentures and derivatives, please see notes 16, 17 and 34 to our financial statements.

Main Loan Agreements in 2011:

•    BNDES.  At December 31, 2011, we had R$4,803 million (net of charges) outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to: (a) loans to our generation projects, especially Foz do Chapecó, BAESA, CERAN, ENERCAN and CPFL Energias Renováveis (R$3,452 million); (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM/FINAME loan facility (R$1,190 million); and (c) financings relating to working capital in the amount of R$149 million.

•    Debentures. At December 31, 2011, we had indebtedness of R$5,163 million outstanding under several series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA, ENERCAN and RGE.  The terms of these debentures are summarized in note 18 to our financial statements.

•       Working capital. At December 31, 2011, we had R$857 million outstanding under a number of loan agreements indexed to the CDI rate relating to working capital for our distribution companies.

•    Other real-denominated debt. As of December 31, 2011, we had R$1,034 million outstanding, of which R$174 million through our distribution companies and R$860 million through our generation companies.  The majority of these loans are restated based on CDI or IGP-M rates, and bear interest at various rates.

•    U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans with an outstanding total as of December 2011 of R$46 million. In addition, CPFL Paulista had U.S. dollar- denominated, long-term receivables amounting to R$30 million (at December 31, 2011), which also mitigate our exposure to exchange rates.

•    Other U.S. dollar-denominated debt. The group had other financing in U.S. dollars. The outstanding balance of which on December 31, 2011, came to R$1,704 million.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. For more details on our loans, debentures and derivatives, please see notes 17, 18 and 34 to our financial statements.

We remind that in view of the association with CPFL Renováveis, and the acquisition of Jantus and Santa Luzia, CPFL Energia started to consolidate R$1,295 million of assumption of debts.

Main Loan Agreements in 2010:

•    BNDES. At December 31, 2010, we had R$3,578 million (net of charges) outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relates to: (a) loans to our generation projects, especially Foz do Chapecó, CERAN and ENERCAN (R$2,190 million); (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM/FINAME loan facility (R$1,061 million); and (c) financings relating to working capital in the amount of R$212 million.

•    Debentures. At December 31, 2010, we had indebtedness (net of charges) of R$3,722 million outstanding under several series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA, Enercan and RGE. The terms of these debentures are summarized in note 19 to our financial statements.

•    Rural Credit. At December 31, 2010, we had R$ 487 million (net of charges) outstanding by our controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, indexed at 98.5% of the CDI rate.

•    Novation of Debt. In the year of 2010, we novated debts previously indexed in foreign currency to CDI rate indexation. The outstanding amount in this financing, at December 31, 2010, was of R$ 718 million, namely R$ 615 million of CPFL Geração and R$ 103 million of CPFL Paulista.

•    Working Capital. At December 31, 2010, we had R$ 156 million (net of charges) in loans for financing of working capital indexed at CDI rate at CPFL Geração and CPFL Santa Cruz.

•    Other real-denominated debt. At December 31, 2010, we had R$96 million (net of charges) outstanding, secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M rates and bear interest at various rates.

•    Yen-denominated Debt. CPFL Paulista entered into, in previous years, bilateral loans denominated in Yen converted to reais through swap agreements based on CDI rate. At December 31, 2010, the total outstanding principal amounts for these loans were R$ 416 million (net of charges).

•    Other Foreign Currency-Denominated Debt. The group had other loans denominated in U.S. dollars. The outstanding balance of which, at December 31, 2010, came to R$45 million. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  In addition, we have U.S. dollar- denominated long term receivables, which amounted to R$ 21 million (reference date December 31, 2010), which also mitigate our exposure to exchange rates. For more details on our loans, debentures and derivatives, please see notes 18, 19 and 35 to our financial statements.

ii.  other long-term relationships with financial institutions

On the date of this Reference Form, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii.  level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control.

Restrictive Covenants

The Company and its controlled companies are subject to financial and operating covenants under our financial instruments. These covenants include the following:

•    limitations on the ability to sell or pledge assets or to make investments in third parties.

•    Under the BNDES credit facilities:

    Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, , CPFL Leste Paulista and CPFL Sul Paulista to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:
    CPFL Paulista, CPFL Piratininga and RGE
      Net debt divided by EBITDA: maximum 3.5;
      Net debt divided by the sum of net debt and equity: maximum 0.90.
    CPFL Santa Cruz, Leste Paulista and Sul Paulista (measured at subsidiaries and at the Company)
      Net debt divided by EBITDA: maximum 3.5;

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272 million. The agreement requires the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012, CPFL Leste Paulista had not complied with this obligation. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

o  CPFL Mococa and CPFL Jaguari

There are no financial covenants.

o  CPFL Geração

The loans contracted with BNDES by the controlled company CERAN and by the jointly controlled companies ENERCAN, BAESA and Foz do Chapecó, set forth restrictions to the payment of dividends to CPFL Geração in amount greater than the mandatory minimum of 25%, without prior approval of BNDES. Additionally, the loan contracted by EPASA with BNDES (FINEM) contains a restrictive covenant regarding (i) the index of coverage of debt service (índice de cobertura do serviço da dívida – “ICSD”) by 1.1 times; and (ii) the own capital index (shareholders’ equity divided by fixed assets) of at least 25.3%, to be calculated on an annual basis. In case of breach, it is prohibited the distribution of dividends above the mandatory minimum until the index is reestablished. Additionally, the guarantor (CPFL Energia) must annually maintain the following financial ratios:

      Net debt divided by EBITDA lower or equal to 3.5; and
      Net debt divided by total Assets lower or equal to 65%..

o  CPFL Renováveis

The loans contracted with BNDES - FINEM I, FINEM VII, BNB e NIB (Bons Ventos) and FINEM VI (Salto Góes) have the following main restrictive covenants:

•           Coverage ratio of debt in 1.2 times, during the period of amortization;

•           Self Capitalization index greater or equal to 25% during the period of amortization.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747, was classified in current liabilities. Early maturity of the debt due to noncompliance with the debt coverage ratio agreed was not declared at December 31, 2012. On February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil to determine the debt coverage ratio for the year ended December 31, 2012, and for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

•  Banco do Brasil – Working Capital

In 2012, the parties amended agreements with Banco do Brasil for working capital of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista. These financial covenants are now calculated half-yearly based on CPFL Energia’s indicators. The new covenants are:

o      Net debt divided by EBITDA: lower or equal to 3.75; and

o      EBITDA divided by Financial Result: higher or equal to 2.25.

•  Borrowings in foreign currency - Bank of America, BNP Paribas, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC ,Sumitomo and Scotiabank

The borrowings in foreign currency contracted with Bank of America, BNP Paribas, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC and Sumitomo are subject to several restrictive covenants that require CPFL Energia to maintain certain financial index in pre-established parameters. In 2012, parties amended the foreign currency loan agreements in order to bring the Financial Covenants into line with the loan other agreements in local currency. The indexes required are:

(i) indebtedness to EBITDA ratio: equal to or lower than 3.75; and

(ii) EBITDA to financial income (expense) ratio: equal to or higher than 2.25.

•         Debentures

Debentures are subject to certain restrictive covenants that require CPFL Energia and its subsidiaries to maintain certain financial index in pre-established parameters. The main indexes include:

  CPFL Energia, CPFL Paulista (5th issue and 6th issue), CPFL Piratininga (3rd, 5th and 6th issues), RGE (5th and 6th issues), CPFL Geração (3rd and 4th  issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by CPFL Energia, of the following ratios:

•           Net debt divided by EBITDA: lower or equal to 3.75;

•           EBITDA divided by Financial Result: higher or equal to 2.25.

  BAESA

•           Total debt: limited to 75% of total assets.

  CPFL Renováveis

- 1st issue

•           Operating debt coverage ratio: equal or greater than 1.00;

•           Debt coverage ratio: equal or greater than 1.05;

•           Net debt divided by EBITDA: lower or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 as from 2017;

•           EBITDA divided by Net Financial Debt: equal or greater than 1.75.

- Indirectly controlled entity SIIF: the debentures are subject to restrictive covenants in respect of creating encumbrances and additional indebtedness, distribution of dividends and changes to the corporate structure.

- Indirectly controlled entity PCH Holding 2 S.A.: debentures are subject to restrictive covenants in respect of changes in the company’s shareholders structure or in the shareholders structure of the indirectly controlled entity CPFL Renováveis. Furthermore, there are restrictive clauses in respect of maintaining the following financial ratios in the consolidated financial statements of CPFL Renováveis:

•           Consolidated leverage ratio: 80% or less;

•           Debt service coverage ratio with accumulated cash: minimum of 1.15.

The definition of EBITDA in our subsidiaries, for purposes of determination of covenants, mainly takes into consideration the inclusion of the principal regulatory assets and liabilities. In CPFL Energia’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (both for EBITDA and for assets and liabilities).

Various loan and financing agreements of our direct and indirect subsidiaries are subject to early maturity in the event of changes in CPFL Energia’s or in its subsidiaries’ shareholders structures that result in the loss of the share control or of control over management of the CPFL Energia by the company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa or Previ) remains directly or indirectly in the shareholders controlling group by the CPFL Energia.

In addition, a number of debentures of subsidiaries and jointly-owned subsidiaries are subject to early termination in the event of changes in the CPFL Energia’s shareholders structure or in the subsidiaries shareholders structure that result in the loss of the share control or of control over management of the CPFL Energia by the company’s current shareholders.

Breach of the said restrictions could result in default in relation to other contractual obligations (cross default), depending on each agreement.

The group’s Management monitors these ratios systematically and constantly to ensure that the contractual conditions are complied with. We believe that except as previously mentioned in relation to the indirectly-controlled entity CPFL Renováveis and the subsidiary CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at December 31, 2012.

For more information on our financial covenants, see notes 16 and 17 to our financial statements.

g) limits of use of funds already contracted

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

h)  significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2012, 2011 and 2010 with demonstrations of all variations and comments on the most relevant. The basis for comparison refers to adjusted and reclassified values as stated in note 2.9 to the 2012 Financial Statements.

Comments on the most relevant variations in Assets:

Cash and cash equivalents:

The balance of R$2,478 million in 2012, equal to 8.0% of total assets, was down R$222 million from 2011, mainly as a result of: (i) the generation of R$2,144 million in cash from operating activities; (ii) the acquisition of fixed and intangible assets in the amount of R$2,468 million due to new investments, mainly in distribution and renewable generation; (iii) the acquisition of companies by the subsidiary CPFL Renováveis, in the amount of R$879 million; and (iv) cash generation from financing activities in the amount of R$1,002 due to new funding and payment of dividends.

The balance of R$2,700 million in 2011, equal to 9.8% of total assets, was up R$1,137 million over 2010, mainly as a result of: (i) the generation of R$2,489 million in cash from operating activities; (ii) acquisition of fixed and intangible assets in the amount of R$1,905 million due to new investments, mainly in distribution and generation infrastructures; (iii) the acquisition of companies by the subsidiary CPFL Renováveis, in the amount of R$610 million, net of cash acquired; and (iv) the generation of cash in financing activities in the amount of R$1,136 million due to new funding and payment of dividends.

Consumers, concessionaires and permit holders:

The balance of R$2,269 million in 2012, equal to 7.3% of total assets, was up R$394 million, mainly as a result of an increase in sales (billed in December 2012, compared with December 2011). There was no relevant variation between 2011 and 2010.

Deferred Tax credit and debt:

In analyzing both deferred tax credits and debts, the R$24 million variation between 2011 and 2012 in the net asset account was R$163 million, which was not relevant.

The variation between 2010 and 2011 was a decrease in net assets in the amount of R$767 million, mainly due to the creation of a deferred tax debt resulting from the combination of the business of CPFL Renováveis.

Financial Asset of Concession:

The balance of R$2,343 million in 2012, equal to 7.5% of total assets, and R$1,377 million in 2011, equal to 5.0% of total assets, posted an increase of R$966 million and R$442 million, respectively, as a result of infrastructure acquisitions for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system.

Fixed Assets:

The R$9,612 million balance in 2012, equal to 30.9% of total assets, was up R$1,320 million over 2011, mainly driven up by investments in projects under construction by CPFL Renováveis, in the amount of R$1,520 million, partially offset by the R$212 million decrease in the consolidation of CPFL Geração, mainly resulting from depreciation in the fiscal year.

The balance of R$8,292 million in 2011, equal to 30.2% of total assets, was up R$2,506 million over 2010, mainly resulting from the beginning of consolidation of CPFL Renováveis.

Intangible Assets:

The balance of R$9,535 million in 2012, equal to 30.7% of total assets, was up R$608 million as a result of: (i) the increase in concession rights through the acquisition of business combination, mainly conducted by the subsidiary CPFL Renováveis, in the amount of R$821 million (R$681 million net of accumulated goodwill); and (ii) an increase in intangible assets for distribution infrastructure, in the amount of R$135 million, investments for expansion, maintenance, improvement, modernization and reinforcement of the electrical system, partially offset by the amortization of intangible assets in the concession right during the fiscal year.

The balance of R$8,927 million in 2011, equal to 32.6% of total assets, was up R$2,343 million, mainly as a result of: (i) the increase in intangible assets acquired in business combination, in the amount of R$2,262 million, due to the corporate restructuring of CPFL Renováveis, (ii) an increase in intangible assets in distribution infrastructure, in the amount of R$285 million, investments for expansion, maintenance, improvement, modernization and reinforcement of the electrical system, offset by the amortization of intangible assets in concession rights during the fiscal year.

Comments on the most relevant variations in Liabilities:

Consolidated Balance Sheet (in R$ million)

LIABILITIES AND SHAREHOLDERS' EQUITY	2012	HA%	VA%	2011	HA%	VA%	2010	VA%
CURRENT LIABILITIES								
Suppliers	1,691	36.4%	5.4%	1,240	18.4%	4.5%	1,047	5.2%
Interest on debt	143	0.5%	0.5%	142	250.2%	0.5%	41	0.2%
Interest on debentures	96	14.4%	0.3%	84	-29.2%	0.3%	118	0.6%
Loans and financing	1,558	73.9%	5.0%	896	54.9%	3.3%	579	2.9%
Debentures	336	-36.7%	1.1%	531	-64.8%	1.9%	1,510	7.5%
Private pension fund	52	27.0%	0.2%	41	1.5%	0.1%	40	0.2%
Regulatory charges	114	-21.1%	0.4%	145	17.5%	0.5%	124	0.6%
Taxes and contributions	442	-8.4%	1.4%	483	6.1%	1.8%	455	2.3%
Dividends and interest on equity	27	8.2%	0.1%	25	3.0%	0.1%	24	0.1%
Estimated personnel costs	73	2.5%	0.2%	71	20.6%	0.3%	59	0.3%
Derivatives	-	0.0%	0.0%	-	-100.0%	0.0%	4	0.0%
Public utilities	30	5.9%	0.1%	29	66.2%	0.1%	17	0.1%
Other accounts payable	631	-22.4%	2.0%	813	98.0%	3.0%	411	2.0%
TOTAL CURRENT LIABILITIES	**5,193**	15.4%	16.7%	**4,499**	1.6%	16.4%	**4,428**	22.1%
NONCURRENT LIABILITIES								
Suppliers	4	100.0%	0.0%	-	0.0%	0.0%	-	0.0%
Interest on debt	62	163.6%	0.2%	24	-19.0%	0.1%	29	0.1%
Loans and financing	9,036	22.4%	29.1%	7,382	50.1%	26.9%	4,918	24.5%
Debentures	5,895	29.6%	19.0%	4,549	105.6%	16.6%	2,212	11.0%
Private pension fund	325	-21.5%	1.0%	415	-27.4%	1.5%	571	2.8%
Taxes and contributions	-	0.0%	0.0%	-	-100.0%	0.0%	1	0.0%
Deferred tax debits	1,156	11.3%	3.7%	1,038	273.7%	3.8%	278	1.4%
Provision for tax, civil and labor risks	386	14.2%	1.2%	338	16.1%	1.2%	291	1.5%
Derivatives	-	0.0%	0.0%	-	-100.0%	0.0%	8	0.0%
Public utilities	461	4.6%	1.5%	441	2.6%	1.6%	430	2.1%
Other accounts payable	149	-14.5%	0.5%	174	23.6%	0.6%	141	0.7%
TOTAL NONCURRENT LIABILITIES	**17,475**	21.7%	56.2%	**14,361**	61.7%	52.4%	**8,879**	44.3%
SHAREHOLDERS' EQUITY								
Capital	4,793	0.0%	15.4%	4,793	0.0%	17.5%	4,793	23.9%
Capital reserve	228	-0.7%	0.7%	230	100.0%	0.8%	-	0.0%
Profit reserve	556	12.4%	1.8%	495	18.3%	1.8%	419	2.1%
Retained earnings reserve for investment	327	100.0%	1.1%	-	0.0%	0.0%	-	0.0%
Additional dividend proposed	456	-39.9%	1.5%	758	56.1%	2.8%	486	2.4%
Retained earnings reserve	536	-4.9%	1.7%	563	-7.7%	2.1%	610	3.0%
Retained earnings	-	-100.0%	0.0%	227	22.2%	0.8%	186	0.9%
	6,897	-2.4%	22.2%	7,067	8.8%	25.8%	6,494	32.4%
Equity attributed to noncontrolling shareholders	1,510	1.7%	4.9%	1,485	480.3%	5.4%	256	1.3%
TOTAL SHAREHOLDERS' EQUITY	**8,407**	-1.7%	27.1%	**8,553**	26.7%	31.2%	**6,750**	33.7%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**31,076**	13.4%	100.0%	**27,413**	36.7%	100.0%	**20,057**	100.0%

Suppliers:

The balance of R$1,691 million in 2012, equal to 5.4% of total liabilities and shareholders’ equity, was up R$451 million over 2011, mainly as a result of (i) an increase in the cost of energy purchased and charges on electric energy distribution and transmission, as explained below, and (ii) an increase in material and services suppliers due to the activities of CPFL Renováveis (R$24 million), fuel oil for thermoelectric plants run by the subsidiary Epasa (R$85 million) and the acquisition of ICMS credit by the subsidiary CPFL Paulista (R$64 million). There was no relevant variation between 2011 and 2010.

Loans, financing and debentures:

The balance of R$17,126 million in 2012 of total debt, including loans, debentures and respective charges, equal to 55.1% of total liabilities and shareholders’ equity, was up R$3,518 million over 2011, mainly due to the hiring of new funds in the amount of R$4,294 million to back the strategic business expansion plan, financing for projects under construction by CPFL Renováveis and the provision for charges in the amount of R$1,069 million, partially offset by amortization in the amount of R$1,885 million.

The balance of R$13,608 million in 2011 of total debt, including loans, debentures and respective charges, equal to 49.6% of total liabilities and shareholders’ equity, increased by R$4,201 million over 2010, mainly due to the hiring of new funds in the amount of R$5,537 million to back the strategic business expansion plan, provision for charges in the amount of R$1,030 million and beginning of construction by CPFL Renováveis in the amount of R$909 million, partially offset by amortization in the amount of R$3,158 million.

Main funding in 2012, 2011 and 2010 is disclosed in the Financial Statements.

Capital Reserve:

The 2011 balance of R$230 million, equal to 0.8% of total liabilities and shareholders’ equity, was created in 2011 as a result of the business combination of CPFL Renováveis.

Profit Reserve:

This variation refers to the creation of the Legal Reserve, equal to 5% of Net Income in the Fiscal Year.

Profit Retention Reserve for Investment and Retained Earnings:

In 2012, the Group created a Profit Retention Reserve for Investment, in the amount of R$327 million, regarding the restatement of the financial asset that was recorded in the Fiscal Year’s Results, given that this result will only come to fruition at the moment of indemnification, which occurs at the end of the concessions. In this sense, we proposed the retention as profit retention reserve for investment, based on the capital budget, as per Article 196 of Law 6,404/76. In 2010 (accumulated R$186 million) and 2011 (R$41 million), the Group recorded this under Retained Earnings.

Comments on the most relevant variations in the Statement of Income:

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2012, 2011 and 2010:

Main variations in Net Operating Revenue between 2012 and 2011:

Gross Operating Revenue:

Gross Operating Revenue in 2012 came to R$21,422 million, up 13.4% (R$2,526 million) over 2011, mainly driven by:

•       A 6.8% increase (R$1,008 million) in billed supply, justified by: (i) the 3.0% increase (R$445 million) in average practiced tariffs and (ii) the 3.7% increase (R$562 million) in the amount of energy sold;

•       A 74.4% increase (R$966 million) in the sale of energy to wholesalers, mainly driven by: (i) CPFL Renováveis (R$602 million), due to the acquisition of companies, mainly Jantus and Santa Luzia and the operational start-up of the CPFL Bio Ipê plant in May 2012, the CPFL Bio Pedra plant in June 2012, the Santa Clara Wind Farms in July 2012, the Ester Plant in October 2012 and others, (ii) an increase in sales to the Chamber for Commercialization of Electric Power – CCEE (R$143 million), despite a reduction in the quantity sold, given an increase in average price, (iii) an increase in sales by other concessionaires and permit holders in the amount of R$196 million, resulting from a 16.2% increase in the volume of energy sold and a 10.4% increase in average price.

•       A 15,0% increase (R$405 million) in other operating revenue, mainly due to the (i) R$91 million increase in revenue from electrical network availability – TUSD, given the migration of consumers to the free market, (ii) R$26 million increase in the registration of low-income subsidies reimbursed by CDE funds and (iii) R$222 million in revenue from concession infrastructure construction, due to the greater volume of investments, without impacts on the Company, as the same amount is registered under operating costs.

Deductions from Operating Revenue:

Deductions from Operating Revenue in 2012 came to R$6,367 million, up 4.3% (R$265 million) over 2011, driven by:

•       A 7,1% increase (R$211 million) in ICMS taxes, mainly due to the growth of billed supply;

•       A 5,1% increase (R$81 million) in PIS and COFINS, mainly due to the increase in supply and sales to wholesalers and other revenue, offset by the effect of the recognition of credits on the amortization of intangible assets in distribution infrastructure in the amount of R$113 million. In 2011, PIS and COFINS credits on this amortization were recorded under Expenses with Depreciation and Amortization, while in 2012 they were recorded under Deductions from Revenue to ensure greater accounting adequacy;

•       Sector Charges were down 3.8% (R$51 million), namely (i) the Fuel Consumption Account – CCC (down R$139 million), (ii) the Energy Development Account – CDE (increase of R$59 million) and (iii) the Overall Reversal Reserve – RGR (increase of R$29 million).

Main variations in Net Operating Revenue in 2011, versus 2010:

Gross Operating Revenue:

Gross Operating Revenue in 2011 came to R$18,896 million, up 7.6% (R$1,339 million) over 2010, driven by:

•       A 7,0% increase (R$978 million) in billed supply, justified by: (i) a 5.9% increase (R$819 million) in average practiced tariffs and a 1,1% increase (R$159 million) in the quantity of energy sold;

•       A R$42 million decrease in non-billed supply, as a result of the increase in the number of billing days;

•       8.5% increase (R$102 million) in energy sales to wholesalers, mainly driven by the 11.0% increase in the volume of energy sold;

•       An 11.2% increase (R$272 million) in other operating revenues, mainly due to the (i) R$193 million increase in revenue from electric network availability – TUSD, given the migration of consumers to the free market and (ii) R$86 million in revenue from concession infrastructure construction, due to the greater volume of investments, without impacts on the Company’s results, as the same value is recorded under operating costs.

Deductions from Operating Revenue:

Deductions from Operating Revenue in 2011 came to R$6,102 million, up 10.3% (R$569 million) over 2010, mainly due to: (i) growth in supply and sales to wholesalers of electric energy and other revenues and (ii) a R$215 million increase in Sector Charges: Overall Reversal Reserve – RGR (R$18 million), Energy Development Account – CDE (R$143 million) and Fuel Consumption Account  - CCC (R$54 million).

Cost of Electric energy:

Significant portions of these cost increases are not included in distributor tariffs and will be passed on through to the next tariff adjustment.

Main variations in the Cost of Electric Energy in 2012, compared to 2011:

The Cost of Electric Energy in 2012 came to R$7,726 million, up 24.2% (R$1,505 million) over 2011.

Electric Energy Purchased for Resale:

The cost of electric energy purchased for resale increased by 25.4% (R$1,245 million), due mainly to increases in average prices, driven by the increased exposure and change in the calculation of the “PLD” price, of price adjustments and the exchange variation in the purchase from Itaipu.

Distribution System Use Charges:

Transmission and distribution system use charges increased by 19.8% (R$261 million), mainly as a result of Basic Network Charges (R$143 million), given the adjustment of transmission companies, Reserve Energy Charges (R$51 million) and system service charges – ESS (R$66 million).

Main variations in the cost of Electric Energy in 2011, versus 2010:

The Cost of Electric Energy in 2011 came to R$6,221 million, with no variation in comparison with 2010.

Electric Energy Purchased for Resale:

The amount of electric energy purchased for resale in 2011 came to R$4,907 million, down 2.8% (R$143 million), justified by (i) an 8.9% reduction in the average price, resulting from the 51,7% reduction in the average price of energy purchased by the Chamber for Commercialization of Electric Energy – CCEE and a 3,8% reduction in the average price of purchase from Itaipu, partially offset by (ii) a 6,6% increase in the volume of energy purchased.

Distribution System Use Charges:

Transmission and Distribution system use charges increased by 12.1% (R$141 million), mainly due to: (i) Basic Network Charges (R$120 million), due to adjustments of transmission companies, (ii) Distribution System Use Charges (R$12 million) and (iii) System services charges – ESS (R$13 million).

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2012, versus 2011:

Operating Costs and Expenses came to R$4,558 million, up 30.5% (R$1,066 million) over 2011, mainly driven by:

•       A decrease in revenue from the “Private Pension Entity” by 80.3% (R$67 million), due to the results of actuarial calculations for the 2012 fiscal year;

•       A 129.6% increase (R$123 million) in material expenses, mainly due to spending with fuel oil by the indirect subsidiary Epasa, given the operation of thermoelectric plants;

•       A 36.6% increase (R$225 million) in depreciation and amortization expenses, mainly due to (i) the effect of the consolidation of CPFL Renováveis (R$142 million); (ii) alteration of the recognition of PIS/COFINS credits (R$55 million recorded in depreciation and amortization in 2011), as already commented on under Deductions from Operating Revenue; (iii) an increase in amortization and depreciation of new investments, partially offset by the alteration of depreciation rates stipulated by the regulatory body in 2012;

•       Increase in the amortization of intangible assets in concessions by 54.2% (R$101 million), due to the amortization of the intangible asset in concessions generated by the business combination occurred at CPFL Renováveis in the second half of 2011 and 2012;

•       Increase in the cost of concession infrastructure construction by 19.6% (R$222 million), due to the greater volume of investments, without impacting the Company’s results, as the same amount is recorded under operating revenue;

•       95.9% increase (R$302 million) in Other Expenses, mainly due to (i) a R$93 million increase in the Allowance for Loan Losses, resulting from the change in estimates, (ii) a R$128 million increase in legal expenses and damages; and (iii) the R$50 million increase in the sale, deactivation and other of non-current assets, mainly resulting from the write-off of assets by distribution subsidiaries (R$45 million), due to physical inventories created for the implementation of the MCPSE (Manual of Equity Control of the Electricity Sector).

Main variations in Operating Costs and Expenses in 2011, versus 2010:

Operating Costs and Expenses came to R$3,493 million, up 14.1% (R$431 million) over 2010, mainly driven by:

•       18.6% increase (R$110 million) in Personnel, mainly resulting from (i) R$51 million in the retirement incentive program in 2011, (ii) R$21 million in the beginning of the consolidation of CPFL Renováveis and (iii) salary adjustments mainly due to the collective bargaining agreement;

•       13.6% increase (R$64 million) in Third-party Services, mainly resulting from (i) R$7 million in spending on the physical inventory of assets, in accordance with Aneel Resolution 367/09, and (ii) R$41 million in the beginning of consolidation of CPFL Renováveis.

•       20.9% (R$107 million) increase in Depreciation and Amortization, mainly resulting from (i) the effect of consolidation of CPFL Renováveis (R$36 million) and (ii) the operational start-up of the Foz do Chapecó Plant (R$55 million) in October 2010, the Epasa (R$12 million) Plant in March 2011, the Termonordeste Thermoelectric Plant in December 2010 and the Termoparaíba Thermoelectric Plant in January 2011.

•       Increase in the cost of concession infrastructure construction by 8.3% (R$86 million), due to the greater volume of investments, without impacting the Company’s result, as the same value is recorded under operating revenue;

•       18.5% increase (R$49 million) in Other Expenses, mainly resulting from the R$54 million increase in legal expenses and indemnifications, due to the Reversal of Provisions in 2010 related to the discussion of the increase of PIS/COFINS (R$40 million) at the subsidiary CPFL Paulista and the provision for ISS contingency at the joint venture Enercan (R$9 million).

Financial Result:

Main variations in the Financial Result in 2012, versus 2011:

Net Financial Result came to an expense of R$768 million in 2012, equal to a R$142 million increase in expenses over 2011, mainly driven by:

•       5.4% decrease in financial revenue (R$41 million), resulting from (i) a R$145 million decrease in the yield of financial investments, partially offset by (ii) a R$96 million increase in the restatement of financial assets and (iii) the financial restatement of other assets;

•       7.3% (R$101 million) increase in financial expenses, mainly resulting from: (i) a R$93 million increase in debt charges and monetary and exchange restatement, made up of a R$239 million at CPFL Renováveis due mainly to new investment and acquisitions, and a R$141 reduction due chiefly to decreases in CDI and TJLP rates, and (ii) an increase in expenses with interest and fines on the amount of R$28 million related to the payment of incorporation of the network controlled by CPFL Paulista.

Main variations in the Financial Result in 2011, versus 2010:

Net Financial Result posted an expense of R$625 million in 2011, for a R$354 million increase in expenses over 2010, mainly driven by:

•       130.5% increase (R$196 million) in financial revenues, mainly due to the yield of financial investments;

•       34.6% increase (R$550 million), mainly due to: (i) a R$422 million increase in debt charges and monetary and exchange restatement, as a result in variations in debt indexes, particularly the CDI rate (18.9%) and greater indebtedness, (ii) a R$26 million increase in UBP expenses with the subsidiaries of CPFL Geração, (iii) a R$94 million decrease in capitalized interest, due to the operational start-up of Foz de Chapecó as of October 2010, Epasa as of December 2010 and Bioenergia as of August 2010.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

As a result of our association with ERSA and the acquisition of Jantus’ shares, we have created a separate operating segment to segregate our activities relating to renewable energy sources. Since August 1, 2011, we have been operating with four different reportable segments: distribution, conventional generation sources, renewable generation sources and commercialization.  Nonetheless, as of January 1, 2012, the service segment began to be analyzed separately. Therefore, as explained in note 30 to these consolidated financial statements, we have five operational segments: distribution, generation using conventional sources, generation using renewable sources, commercialization and services. Given that there is no information available on our renewable generation segment for the first half of 2011, financial information from this segment before this period cannot be compared with 2011. Therefore, the following discussion is presented based on the division of 4 segments – distribution, generation (conventional and renewable sources), commercialization and services, as there is no comparative data for 2011 for the renewable generation segment.

The profitability of our segments differs.  Our distribution segment reflects primarily sales to captive consumers and the collection of charges for the use of the distribution system (TUSD) from free consumers, at prices determined by the regulatory authority and the volume sold varies mainly in view of external factors such as weather, income level and economic growth of the country. This segment represented 82.1% of our net operating revenue in 2012, but its contribution to our net income is smaller (in 2012, 62.8%).

Our generation (conventional and renewable), commercialization and service segments account for a small percentage of net revenue: 8.9%, 8.7% and 0.3% in 2012, 5.5%, 7.1% and 0.8% in 2011, respectively. Nonetheless, the contribution of these segments to net income in 2012 was greater, namely 34.1%, 10.6% and 2.1% for the generation (conventional and renewable), commercialization and service segments, respectively.

Our conventional generation sources segment consists in substantial part of new hydroelectric plants, and our renewable generation sources segment consists of wind farms, biomass thermoelectric projects and small hydroelectric power plants. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Since these projects became operational, they have resulted in higher margin (operating income as a percentage of revenue) than the distribution segment, but have also contributed to higher interest expenses and other financing costs.  For example, in 2012,  our generation segment provided 41.8% of our operating profit, but due to the relative significance of the financial expenses, the segment’s contribution to net income was lower. In 2012, 34.1% of our net income was derived from our conventional generation activities.

We have been reporting our renewable generation sources segment according to IFRS rules since August 1, 2011, as a result of our association with ERSA and Jantus. For this reason, we have no individual comparative information for the period prior to August 2011, and discussion of results and operations relating to our renewable generation sources segment have been associated with discussion of results and operations of our conventional generation sources segment. As of December 31, 2012, 15.2% of the property, plant and equipment in the renewable generation sources segment was under construction.

Up to December 31, 2011, we had presented activities from the commercialization and service segments together. As of January 1, 2012, we began to analyze these activities separately. For this reason, 2011 financial information is presented separately to maintain the comparisons of the service segment.

Our commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.  In 2012, 10.6% of our net income was derived from this segment.

Our value-added services segment provides a wide range of services related to electricity. These services aim to help our consumers improve their efficiency, costs and reliability of equipment. In 2012, 2.1% of our net income was derived from this segment.

Our segments also purchase and sell electricity and value-added services to and from one another. In particular, our generation (conventional and through renewable sources) and commercialization and service segments sell electricity and provide services to our distribution segment. The results by segment in our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another. However, the analysis of results by segment would be inaccurate if the same eliminations were carried out with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated in the discussion of results by segment.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•         Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•         Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass;

•         Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•         Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, transmission systems, distribution systems, electric maintenance and equipment recovery, among other services provided.

ii. factors which materially affected the operational results

Results of Operations—2012 compared to 2011

Net Operating Revenues

Net operating revenue came to R$15,055 million in 2012, up 17.9% over 2011, including revenue from the concession infrastructure construction, in the amount of R$1,352 million, which does not affect the result, due to corresponding costs in the same amount. The increase in net operating revenue mainly reflects greater revenue from distributors, due to the increase in the quantity sold and a tariff adjustment for captive customers and TUSD revenue from free customers.

            Below is a description of the changes in operating revenue by destination and segment, based on the items included under gross revenue.

SALES BY DESTINATION

 - Sales to final consumers

Supply billed to Final Consumers came to R$15,914 million in 2012, up 6.8% over 2011.

Distributor tariffs are adjusted each year, with specific percentages for each consumption class. The month in which tariff adjustments become effective varies, however adjustments for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). IN 2012, tariffs for electric energy supply increased by an average of 3.0%, mainly as a result of tariff adjustments at our distributors CPFL Paulista (2.89%), RGE (3.38%) and CPFL Piratininga (5.50%) – see note 26 to these financial statements. The average price for Final Consumers in 2012 was greater in all consumer categories:

•       Industrial and Commercial Consumers.  With regards to captive consumers (which represent 78.8% of total sales to this category in our consolidated information), average prices were up 4.1% and 3.2%, respectively, as a result of the annual tariff adjustment. With regards to Free Consumers, the average price for the industrial class increased 2.0%, while the average price for the Commercial class was down 2.8%. The decrease in the average price for the commercial class was the result of discounts granted to TUSD contracts to free customers and other discounts granted to certain contracts.

  Residential Consumers.  The average price for residential consumers increased by 3.7%, mainly due to tariff adjustments.

The increase in sales in 2012 reflected the economic dynamics among residential and commercial consumers, which represent 63% of sales to final consumers. The growth in quantities sold to these consumer classes by 6.9% and 7.0%, respectively, and the resulting increase in sales by 10.9% and 9.8%, was driven by continually high wage levels and a heated job market (increase in income and employment, access to credit, sales of electronic devices, household appliances and retail commerce). The industrial class represents 25.6% of our sales to final consumers. The quantity sold to industrial consumers was down 1.2%, reflecting a 9.7% decrease in sales to captive Final Consumers, which was partially offset by a 20.1% increase in sales on the free market. Sales to industrial consumers also posted a reduction as a result of the migration of customers to the free market tempered dynamics in industrial activity throughout Brazil (industrial GDP falling 0.8%), which was driven by the direct impacts of a global economic slowdown. Industrial consumers in our distribution concession area who purchase from other free market suppliers must pay the Company a rate for the use of our network, and this revenue is reflected in financial statements under “Other Operating Revenue.” Furthermore, there was an increase in non-billed revenue as a result of the decreased number of billing days, mainly among the distributors CPFL Paulista, CPFL Piratininga and RGE.

Sales to wholesalers

Operating revenue from the sale of electric energy to wholesalers came to R$2,264 million in 2012 (10.6% of gross operating revenue), up 74.4% (R$966 million) over 2011. This increase was driven by (i) increased sales of electricity by CPFL Renováveis (R$562 million); (ii) as well as an increase in electric energy sales to other concessionaires and permit holders (R$273 million) by our generation and commercialization subsidiaries; and (iii) the increase in sales to the Electric Energy Commercialization Chamber – CCEE (R$122 million), as a result of an increase in the average price.

Other operating revenues

Other gross operating revenue came to R$3.108 million in 2012 (20.6% of net operating revenue), a 15.0% increase (R$405 million) over 2011, mainly driven by: (i) a 19.6% (R$222 million) increase in revenue from concession infrastructure construction, as a result of investments in the improvement and expansion of distribution; (ii) a 6.9% increase (R$91 million) in revenue for electric network availability – TUSD, resulting from the migration of consumers to the free Market; and (iii) a R$26 million increase in the registration of low-income subsidy reimbursement by funds from the Energy Development Account – CDE.

Deductions from operating revenues

Certain taxes and sector charges are deducted from gross operating revenue in order to calculate net revenue. ICMS (state) taxes, PIS and COFINS (federal contributions) and the program for research and development and energy efficiency (sector charges) are calculated based on gross operating revenue, while other sector charges vary depending on the regulatory effects reflected in the Company’s tariffs. In 2012, these deductions, which were equal to 29.7% of gross operating revenue in 2012 and 32.3% in 2011, came to R$6,367 million, up 4.3% (R$264 million) over 2011. This variation was mainly driven by increases of: (i) 7.1% (R$211 million) in ICMS, mainly resulting from the growth of billed supply; (ii) 5.1% (R$81 million) in PIS/COFINS, mainly resulting from the increase in gross operating revenue, offset by the effects of recognition of credits on amortization in the amount of R$113 million (in 2011, PIS and COFINS credits on amortization were recorded under Expenses with Depreciation and Amortization, and in 2012, they were recorded under deductions from operating revenue, in an effort to improve accounting adequacy), (iii) partially offset by the net effect of the 1.7% (R$28 million) reduction in sector charges. See note 26 to the financial statements.

SALES BY SEGMENT

Distribution

Net operating revenue from our distribution segment came to R$12,414 million in 2012, up 12.2% (R$1,348 million) over the 2011 total of R$11,066 million. This increase was mainly driven by: (i) a R$829 million increase resulting from tariff adjustments, which led to an average increase of 4.2% and a 1.6% increase in the quantity of energy sold; (ii) a 6.6% (R$89 million) increase in TUSD revenue charged to Free Consumers; (iii) a 19.6% (R$222 million) increase in revenue from concession infrastructure construction, due to investments in distribution improvements and expansion; (iv) a R$103 million increase in sales to the Electric Energy Commercialization Chamber – CCEE, due to the increased average price; (v) 6.3% decrease (R$80 million) in CCC and CDE contributions, which were partially offset by the 5.6% increase (R$260 million) in taxes on gross operating revenue.

Generation (conventional and renewable sources)

Net revenue from the generation segment in 2012 came to R$2,431 million (R$1,613 million from the conventional generation segment and R$818 million from the renewable generation segment), up 50.0% (R$811 million) over the 2011 total of R$1,621 million. This increase was mainly driven by: (i) R$647 million from the sales by CPFL Renováveis; (ii) a 6.3% (R$48 million) increase in the sale of conventional generation to distributors, mainly resulting from a price adjustment; and (iii) an R$81 million increase from the start-up of the Company’s thermoelectric plants, Termonordeste and Termoparaíba (EPASA), by the National System Operator - ONS.

Commercialization

Net revenue from the commercialization segment came to R$1,886 million in 2012, up 20.1% (R$316 million) from the 2011 total of R$1,570 million. This increase was mainly the result of a 7.8% increase in the quantity of energy sold and an 11.9% increase in average prices.

Services

Net revenue from the service segment came to R$172 million in 2012, up 26.5% (R$36 million) over the 2011 total of R$136 million. This increase mainly occurred as a result of: (i) the increase in gross operating revenue from CPFL Serviços (services provided for third-parties and companies in the CPFL Energia group), resulting from efforts to increase the diversity of electrical services provided; and (ii) the operational start-up of CPFL Nect 2 in March 2012.

OPERATIONAL COSTS AND EXPENSES BY NATURE

Operational costs and operational expenses

Energy Purchased for Resale

Costs with energy purchased for resale came to R$6,152 million in 2012 (50.1% of total operating costs and operating expenses). These costs were up 25.4% (R$1,245 million) over 2011, mainly due to increase in average prices, due to the major exposure and variation in calculation of the “PLD” price, price adjustments and exchange variation of the purchase from Itaipu.

Electricity network usage charges.

Charges on system use for transmission and distribution came to R$1,574 million in 2012, up 19.8% (R$261 million) over 2011, mainly driven by: (i) R$143 million in Basic Network Charges, resulting from the price adjustment to transmission companies; (ii) R$66 million in System Services Charges – ESS and (iii) R$51 million in Reserve Energy Charges, both sector charges.

Other operating costs and expenses

Other operating costs and expenses include operating costs, services to third-parties, costs related to the construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Other operating costs and expenses came to R$4,558 million in 2012, up 30.5% (R$1,066 million) over 2011, mainly due to the following important events: (i) a R$222 million increase in infrastructure construction costs, due to investments in distribution improvement and expansion; (ii) an increase in fuel consumption in the generation of electric energy by EPASA, in the amount R$99 million, net of PIS/COFINS credits; (iii) an increase in depreciation and amortization expenses in the amount R$225 million, mainly due to the effect of CPFL Renováveis (R$142 million), alteration of the accounting of PIS/COFINS credits (R$55 million) – for more details, see out comments on deduction from operating revenue -  and an increase in amortization and depreciation on new investments, partially offset by the alteration in depreciation rates stipulated by ANEEL in 2012 (R$38 million ) – for more details see our comments in note 13 to the financial statements; (iv) increase in the allowance for loan losses, mainly resulting from  credits to consumers from subsidiaries in the distribution segment, in the amount of R$93 million; (v) an increase in legal expenses and damages, in the amount of R$128 million; (vi) an increase of R$50 million in losses with the sale, deactivation and other non-current assets, mainly due to the physical inventory of concession infrastructure utilities resulting from the implementation of the Manual for Asset Control in the Electric Sector – MCPSE (Resolution 367, dated June 2, 2009), conducted by the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE (R$45 million); (vii) a reduction from the recognition of net revenue with the private pension entity in the amount of R$67 million, due to actuarial calculations in the 2012 fiscal year.

2 CPFL Nect, formerly Chumpitaz Serviços S.A.

Income from Electric Energy Service

Income from electric energy service came to R$2,771 million in 2012, down 9.2% (R$279 million) from 2011, due to a 26.5% (R$2,571 million) increase in operating expenses and the cost of electric energy services, offset by a 17.9% increase (R$2.291 million) in net revenue.

OPERATING COSTS AND EXPENSES BY SEGMENT

Distribution

Income from service by the Company’s distribution segment came to R$1,422 million in 2012, down 26.0% (R$500 million) from 2011. Despite the 12.2% increase (R$1,348 million) in net operating revenue, operating costs and expenses increased by 20.2% (R$1,849 million), resulting in a decrease in the service’s income. The main variations in operating costs and expenses were as follows:

  Cost of electric energy: the cost of electric energy came to R$7.538 million, up 19.8% (R$1,248 million) over 2011. The cost of electric energy purchased for resale increased 20.0% (R$1,009 million), due to an increase in average prices, reflecting the exposure and variation of assessment of “PLD” prices to adjustments in prices and exchange variation in purchasing from Itaipu. Nonetheless, this increase will be passed through to distribution tariff or in the 2012 or 2013 tariff adjustment. Charges for transmission and distribution system use increased 19.1% (R$239 million), mainly due to (i) a R$126 million increase in Basic Network Charges, (ii) a R$66 million increase in System Services Charges, and (iii) a R$51 million increase in Reserve Energy Charges. A significant portion of the increase in these costs is not included in distribution tariffs and will be passed through in the next tariff adjustment.
  Other operating costs and expenses: other operating costs and expenses from the distribution segment came to R$3,454 million, up 21.1% (R$601 million) over 2011, mainly driven by: (i) a R$100 million increase in the allowance for loan losses resulting from consumer credits; (ii) an increase in judicial expenses and indemnification by R$138 million; (iii) R$45 million in losses from sale, deactivation and other non-current assets (implementation of the manual for asset control – ANEEL Resolution 367/2009); (iv) a decrease in net revenue from the private pension entity in the amount of R$66 million, due to actuarial calculations for the 2012 fiscal year; and (v) an increase in infrastructure construction costs, in the amount of R$222 million, as a result of investments for distribution improvement and expansion (without impacting net income, as mentioned above), offset by a 5.7% decrease (R$32 million) in personnel expenses due to the retirement incentive program in 2011 (R$45 million).

Generation (conventional and renewable sources)

 The operating income of our generation segment came to R$1,096 million in 2012 (R$881 million in conventional generation and R$215 million in renewable generation), a 22.6% increase (R$202 million) over 2011. This increase was a result of the 50.0% increase (R$811 million) in net operating revenue, which was partially offset by (i) R$479 million from increase in costs and expenses at CPFL Renováveis; (ii) a R$99 million increase in fuel expenses due to the use of thermoelectric plants by the conventional generation segment; and (iii) a R$33 million increase in purchased energy, mainly due to droughts in the basins where the Company’s hydroelectric plants are located, resulting in a reduction in the amount of energy generated, leading the plants to purchase energy from the MRE, thereby increase the amount of energy purchased by 140.1%.

Commercialization

Income from the commercialization segment came to R$255 million in 2012, up 3.7% (R$9 million) over 2011. Despite the increase in net operating revenue by 20.1% (R$316 million), operating costs and expenses also increased by 23.2% (R$307 million), due to the 24.4% (R$312 million) increase in the cost of electric energy, given the 7.7% increase in the quantity of energy purchased and the 15.5% increase in average cost.

Services

Income from the services segment came to R$26 million in 2012, up 46.5% (R$8 million) over 2011. This increase was mainly due to the 26.5% (R$36 million) increase in net operating revenue, offset by a 23.4% (R$28 million) increase in operating costs and expenses, mainly due to personnel expenses, given the 45% increase in the number employees hired for the expansion of our activities.

NET INCOME BY NATURE

Net financial income (expense)

Net financial expenses stood at R$768 million in 2012, versus a total of R$625 million in 2011. The 22.7% (R$142 million) increase was due mainly to the 5.4% decrease (R$41 million) in financial revenue, resulting from (i) the R$145 million decrease in interest income, which was partially offset by (ii) the R$96 million increase in financial assets, and (iii) the financial restatement of other assets; and the increase in interest expenses of 7.3% (R$101 million), mainly due to: (i) the R$93 million increase in debt charges and monetary and foreign exchange variations, formed by an increase of R$239 million at CPFL Renováveis, due mainly to new investments and acquisitions and by a reduction of R$141 million due chiefly to the reduction in the CDI and TJLP rates, and (iii) increase in interest expenses and fines amounting to R$28 million, related to the payment for incorporation of the network at the subsidiary CPFL Paulista.

On December 31, 2012, indebtedness in local currency came to R$14,691 million, subject to interest and monetary restatement, calculated based on a number of different rates and indexes used by the financial market. The Company also had the equivalent of R$2.435 million in indebtedness in foreign currency (American dollars). In order to reduce the risk of exchange losses on indebtedness indexed to foreign currency and variation in interest rates, the Company has a policy of utilizing derivatives to hedge. Certain subsidiaries chose to mark the debt to market, to which derivate instruments are pegged. In comparison with 2011, derivative instruments led to a 28.5% (R$73 million) decrease to R$183 million in 2012 – see note 34 of the financial statements. The variation in the average CDI rate increased by 8.4% in 2012, versus 11.6% in 2011, and the TJLP rate remained practically stable at 5.8% in 2012, versus 6.0% in 2011.

Income and Social Contribution Taxes

The Company recorded net expenses with social contribution and income tax in the amount of R$747 million in 2012, versus R$801 million in 2011. The effective rate of 37.3% on income before taxes was, in 2012, just above the official rate of 34.0%.

Net Income for the year

Due to the aforementioned factors, net income in 2012 came to R$1,257 million, down 22.6% (R$368 million) from 2011.

NET INCOME BY SEGMENT

In 2012, 69.9% of net income came from the distribution segment, 28.2% from the generation segment (27.6% from conventional generation and 0.6% from renewable generation), 8.1% from the commercialization segment and 2.1% from the service segment.

Distribution

Net income from the distribution segment came to R$878 million in 2012, down 23.8% (R$274 million) from 2011. The decrease in this segment was mainly due to a 26.0% (R$500 million) decrease in service income, partially offset by a R$103 million decrease in net financial expenses, given the restatement of the concession financial asset (R$96 million increase) and a decrease in expenses with income tax and social contribution, in the amount of R$123 million.

Generation (conventional and renewable sources)

Net income from the generation segment in 2012 came to R$354 million (R$346 million from generating using conventional sources and R$8 million from generation using renewable sources), a 3.4% decrease (R$12 million) from 2011. This increase was the result of a 22.6% improvement (R$202 million) in the service result (R$34 million from generating using conventional sources and R$168 million from generation using renewable sources), offset by a R$167 million increase in net financial expenses (R$220 million increase in the renewable sources segment and a R$53 million decrease in the conventional sources segment) and a R$47 million increase in expenses with income tax and social contribution.

Commercialization

Net income in the commercialization and service segment came to R$102 million in 2012, down 30.9% (R$46 million) from 2011, driven down by a R$9 million increase in service income and decreased expenses with income tax and social contribution (R$16 million), offset by a R$71 million increase in net financial expenses.

Services

Net income from the services segment came to R$27 million in 2012, up 121.7% (R$15 million) over 2011. This result was driven by an R$8 million increase in service income and a R$12 million increase in net financial revenue, offset by a R$6 million increase in expenses with income tax and social contribution.

Results of Operations—2011 compared to 2010

In 2011, our performance progressed significantly, reflecting the current growth cycle in Brazil; the growth potential of the Brazilian internal market, which is reflected in the increase in the consumption of energy in our distribution concession areas; the results of our strategy of expanding and diversifying our business.

Net Operating Revenues

Our net operating revenues were R$12,764 million in 2011, a 6.2% increase compared to 2010.  Excluding revenues relating to the construction of concession infrastructure (which does not affect the result due to corresponding costs in the same amount), net operating revenues would be R$11,634 million, a 6.0%, or R$654 million, increase.  The increase in our net operating revenues primarily reflected higher revenues deriving from our distribution companies, which had increased sales to captive consumers and the revenue from TUSD from free consumers.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

SALES BY DESTINATION

 - Sales to final consumers

Our gross operating revenues from sales to Final Consumers were R$14,907 million in 2011, a 7.0% increase compared to 2010. Tariffs are adjusted each year, and the percentages specific to each category of consumer. The month in which the tariff adjustment takes effect varies, with the readjustment in the largest subsidiaries taking effect in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). Average prices to Final Consumers in 2011 were higher in all consumer categories:

•       Industrial and Commercial Consumers.  For industrial and commercial consumers that are captive consumers (which represent 81.2% of the total volume sold to these categories), average prices increased by 4.8% and 4.3%, respectively, due to annual tariff adjustments.  For those that are Free Consumers, average prices increased by 18.2% and 16.7%, respectively.

•    Residential Consumers.  Average prices increased by 5.2% mainly due to tariff adjustments.

The increase in sales in 2011 reflected the economic recovery for residential and commercial consumers, presenting a more modest growth in the economic activity by the industry, reflected in an increase of 1.6% of the industrial GDP (below the overall growth of 2.7%). Volumes sold to residential and commercial consumers increased 4.9% and 5.9%, respectively.  Volumes sold to industrial consumers decreased 4.5%, reflecting a decrease of 7.5% in sales to captive Final Consumers, which was partially offset by an 8.7% increase in sales in the free market.  Industrial customers in our distribution concession areas who purchase from other suppliers in the free market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues.”.

Sales to wholesalers

Our gross operating revenues from sales to wholesalers were R$1,298 million in 2011 (6.9% of our gross operating revenues), an increase of 8.5% compared to 2010.  The increase was due to an 11.0% increase in the volume sold, partially offset by a 2.2% decrease in average prices.

Other operating revenues

Our other gross operating revenues were R$1,572 million in 2011 (12.3% of our net operating revenues), compared to R$1,387 million in 2010.  The increase was mainly due to the increase of TUSD collections from Free Consumers.

Deductions from operating revenues

We deduct certain taxes and regulatory charges from our gross operating revenues to calculate our net revenues.  One of these taxes is the value-added tax, or ICMS, levied by Brazilian states, and PIS/COFINS taxes levied by the Brazilian federal government.  These deductions amounted to 32.3% of our gross operating revenues in 2011 and 31.5% in 2010.  Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects reflected in our tariffs.  See note 27 to our financial statements.

SALES BY SEGMENT

Distribution

Net operating revenues from our distribution segment in 2011 amounted to R$11,066 million, an increase of 5.5% compared to R$10,485 million in 2010.  Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,936 million, a 5.2%, or R$495 million, increase.  This increase was mainly due to (i) tariff adjustments, which resulted in an average increase of 6.4% of billed revenues and 3.1% increase in the volume sold (R$858 million) of billed revenue; (ii) a 17.6% increase, or R$200 million, in TUSD collections from Free Consumers; which was partially offset by: (i) an increase of R$295 million in taxes on gross operating revenues, and (ii) an increase of R$197 million in the CCC and CDE contributions.

Generation

Net operating revenues from our generation segment in 2011 amounted to R$1,621 million, an increase of 36.3% (R$432 million) compared to R$1,189 million in 2010. This increase was mainly due to the commencement of commercial operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively, and the beginning of the consolidation of CPFL Renováveis in August 2011.

Commercialization and services

Net operating revenues from our commercialization segment in 2011 amounted to R$1,706 million, a decrease of 4.1% compared to R$1,779 million in 2010.  The decrease was mainly due to the 13.3% decrease in the volume sold, which was partially offset by the 11.9% increase in average prices.

OPERATIONAL COSTS AND EXPENSES BY NATURE

Operational costs and operational expenses

Energy Purchased for Resale

Our costs to purchase electricity were R$4,907 million in 2011 (50.5% of our total operating costs and operating expenses).  The cost was 2.8% (R$143 million) lower than in 2010, primarily due to a 2.9% decrease in the volume of electricity we purchased once Foz do Chapecó and  commenced operations in October 2010 and December 2010, respectively.

The average cost for electricity purchased from Itaipu by our distribution companies was 3.6% (R$37 million) lower than in 2010, due to the stability of the volume purchased and the reduction of price. The average price of the electricity purchased from Itaipu, which represented 21.3% of the total volume we purchased in 2011, was on average 3.8% lower in 2011 than in 2010, due to a decrease of 5.0% in the average US dollar exchange rate in 2011.

Costs to purchase electricity from other generation facilities were 2.6% (R$119 million) lower in 2011 as compared to 2010 due to a 1.1% increase in the average prices, which was offset by a 3.7% decrease in the volume of electricity sold at these facilities.

Electricity network usage charges.

Our costs for electricity network usage charges were R$1,314 million in 2011.  This was 12.1% (R$141 million) higher than in 2010 mainly due to an increase of R$120 million in the basic network usage charges, resulting from the commencement of operations of Foz do Chapecó and EPASA in October 2010 and December 2010, respectively.

Other operating costs and expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, sales expenses, general and administrative expenses and other operating expenses, excluding costs related to construction of concession infrastructure.

Our other costs and operating expenses were R$2,363 million in 2011, a 17.1% (R$344 million) increase from 2010. This was mainly due to the following non-recurring relevant events: (i) implementation of our early retirement program in 2011, in the aggregate amount of R$51 million, envisioning future potential gains; (ii) reversion of the PIS/COFINS provision on sectorial charges of CPFL Paulista in the amount of R$40 million; (iii) commencement of operation of Foz do Chapecó, Epasa and of the consolidation of CPFL Renováveis in October 2010, December 2010 and August 2011, respectively (R$86 million); (iv) negative effect in the item “loss/gain in sale of assets” of CPFL Piratininga in 2011, resulting from a non-operational revenue obtained in 2010 with the sale of a real state in Santos (R$ 11 million); and (v) increase in the provision for contingencies of ISS of the controlled company Enercan (R$ 10 million). Eliminating these non-recurring events, the increase in our operating costs and expenses would be of R$144 million, or 7.2% which mainly reflects inflationary readjustments.

Income from Electric Energy Service

Income from electric energy service was R$3,051 million in 2011.  This was 11.4% (R$311 million) higher than in 2010 due to a 6.2% (R$ 740 million) increase in our net revenues, offset  by an increase of 4.6% (R$429 million) in operating expenses and electric energy service costs.

OPERATING COSTS AND EXPENSES BY SEGMENT

Distribution

Operating income from our distribution segment in 2011 amounted to R$1,922 million, an increase of 3.7% compared with 2010.  Our operating income from the segment reflected the 5.5% increase in our net revenue, which was partially offset by:

  Electricity costs:  Our electricity costs were R$6,290 million, a 4.4% increase compared to 2010.  This reflects an increase of 2.1% in the volume of electricity purchased by us in 2011 compared to 2010 and an increase of 2.3% in the average prices due to energy prices adjustments.  However, this increase does not significantly affect our operating income since it is included in the 2011 tariffs.
  Other costs and operating expenses.  Our other costs and operating expenses (other than costs for the construction of distribution infrastructure) for the distribution segment amounted to R$973 million, an increase of 20.0% compared to 2010.  This increase was primarily due to (i) salary increases resulting from collective bargaining agreements negotiated in 2010 and 2011 and implementation of our early retirement program in 2011, envisioning future potential gains, (ii) increase in costs with third-party service providers, and (iii) increase in reserves for contingencies relating to legal procedures.

Generation

Operating income from our generation segment in 2011 amounted to R$895 million, an increase of 45.3% compared to 2010. This increase reflects growth of 36.3% in net revenue and of 26.7% in other operating costs and expenses. The main reason for the increase in operating income from the segment was the commencement of operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively.  The commencement of operations of these plants increased mainly the expenses with depreciation and amortization, which added with the impact of the consolidation of CPFL Renováveis resulted in R$107 million.

Commercialization and Services

Operating income from our commercialization and services segment in 2011 amounted to R$264 million, a decrease of 12.9% (R$39 million) compared to 2010. This decrease was mainly due to the 4.1% decrease, or R$74 million, in net revenues, and the increase of R$29 million in other operating costs, mainly resulting from the expansion of the services rendering business. The decrease in net revenues and the increase in other operating costs was partially offset by a 4.7% (R$63 million) decrease in electricity costs (13.2% decrease in the volume of electricity purchased by us, partially offset by the 9.8% increase in the average price of electricity).

NET INCOME BY NATURE

Net Financial Expense

Our net financial expense was R$689 million in 2011, compared to R$354 million in 2010.  The R$335 million increase is mainly due to (i) an increase in our level of indebtedness and higher financial indexes, and (ii) a decrease of capitalized borrowing costs due to the commencement of operations of CPFL Bioenergia (in August 2010), Foz do Chapecó hydroelectric power plant (in October 2010) and Termonordeste and Termoparaíba thermoelectric power plants (in December 2010 and January 2011, respectively), through EPASA; and (iii) consolidation of CPFL Renováveis. These effects were partially offset by a R$200 million increase in our income from financial investments revenues due to higher cash and cash equivalents average balances.

At December 31, 2011, we had R$11,857 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$1,751 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollars-denominated debts, we entered into long term currency swaps for a significant portion of this debt.  The average CDI index variation rate posted an increase of 11.6% in 2011 when compared to 9.8% in 2010, and the TJLP remained stable in 6.0% in 2010 and 2011.

Income and Social Contribution Taxes

We recorded a net charge of R$780 million for income and social contribution taxes in 2011, compared to R$825 million in 2010.  Our effective tax rate of 33.0% on pretax income in 2011 was approximately equal to the combined statutory rate of 34.0%.

Net Income

Due to the factors mentioned above, our net income was R$1,582 million in 2011, a slight increase of 1.4%, or R$22 million, compared to 2010.

NET INCOME BY SEGMENT

In 2011, 70.2% of our net income was derived from our distribution segment, 23.3% from our generation segment and 10.1% from our commercialization and services segment.  Our other non-reportable segments represented a net loss of 3.6%.

Distribution

Net income from our distribution segment in 2011 amounted to R$1,111 million, a decrease of 5.0%, or R$ 58 million, compared with 2010.  The decrease in this segment reflected mainly the R$161 million increase in net financial expenses due to higher indebtedness, which was partially offset by a decrease in income taxes.

Generation

Net income from our generation segment in 2011 amounted to R$368 million, a 43.1% increase compared with 2010.  This increase was mainly due to the 36.3% increase in net revenues, which was partially offset by a R$147 million increase in net financial expenses due to new financings. The increase in the profit reflects the effects of the commencement of operation of the new power plants.

Commercialization and Services

Net income from our commercialization and services segment in 2011 amounted to R$160 million, a decrease of 22.5%, or R$46 million.  The decrease in this segment reflected the (i) R$39 million decrease in operating income, (ii) R$29 million increase in net financial expenses due to higher indebtedness, which was partially offset by lower income taxes (R$20 million).

Results of Operations—2010 compared to 2009

The net operating income increased 5.9% (R$ 666 million), reaching R$ 12,024 million. Excluding revenues relating to the construction of concession infrastructure (which does not affect the result due to corresponding costs in the same amount), net operating revenues would be R$ 10,980 million, an increase of 2.2% (R$ 238 million).

The following discussion describes changes in our net operating revenues by destination and by segment.

REVENUES BY NATURE

Operating Revenues

Our net operating revenues were R$12,024 million in 2010, a 5.9% increase compared to 2009. This increase, when discounted the revenue from the construction of concession infrastructure (which does not affect the result), would be an increase of 2.2% (R$ 238 million). The increase in our net operating revenues primarily reflected higher revenues from our distribution companies attributable to an increase in sales to our captive clients and in revenues from TUSD paid by Free Consumers. The average increase of 3.6% in the volume sold to final consumers is the result mainly of the increase in temperature and the economy recovery in 2010.

Sales to final consumers

Our gross operating revenues from sales to Final Consumers were R$13,929 million in 2010, a 3.2% increase compared to 2009.

Average prices in 2010 varied by consumer category.  While average prices increased among residential and rural consumers, they decreased among industrial, commercial, public administration and public services consumers Tariffs are adjusted each year, and the percentages specific to each category of consumer. The month in which the tariff adjustment takes effect varies, with the readjustment in the largest subsidiaries taking effect in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).

The increase in sales in 2010 reflected the economic recovery.  Volumes sold to residential and commercial consumers increased 5.2% and 5.5%, respectively.  Volumes sold to industrial consumers increased 3.0%, reflecting an increase of 0.5% in sales to captive Final Consumers and 10% in sales in the free market.  Industrial customers in our distribution concession areas who purchase from other suppliers in the free market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues.”

The small variation in the average price of electricity sold to final consumers has different tendencies for the consumer categories.

•       Industrial and commercial consumers. The average prices for these categories decreased in 1.4% and 1.7% respectively, regarding the captive consumers (which represent 82.1% of the volume sold to this category) and for the free consumers decreased 4.5% and 2.8%, respectively.

•       Residential consumers. This category had an increase in the average prices of the distribution companies in 1.0%, in view of the tariff adjustment in our 8 subsidiaries.

Sale to wholesalers

Our gross operating revenues from sales to wholesalers were R$1,196 million in 2010 (6.8% of our gross operating revenues), a decrease of 7.9% compared to 2009.  The decrease was due to the 1.5% decrease in the volume of electricity sold and the 6.6% decrease in average prices.

Other operating revenues

Our other operating revenues, discounting the effects of the revenue for the availability of the electricity network – captive consumer and the revenue for the construction of concession infrastructure, was of R$1,387 million in 2010 (11.5% of the net revenue), in comparison with the R$ 1,036 million in 2009. The 33.8% increase mainly reflects the favorable impact of TUSD revenues from our Free Consumers and tariff adjustments.

Deductions from revenue

Net operating revenues are calculated based on gross revenue minus the operational expenses, taxes and regulatory charges, which most important are ICMS, PIS and COFINS. These deductions amount to 31.5% of our gross operating revenues in 2010 and 31.1% in 2009. The majority of these charges is based on the value of the gross operating revenues, while other vary in accordance with the regulatory effects and are included in the tariffs of our distribution subsidiaries.

REVENUE BY SEGMENT

Distribution

Net operating revenues from our distribution segment in 2010 amounted to R$10,485 million, an increase of 7.2% compared to the R$ 9,779 million in 2009. Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,441 million, a 3.0%, or R$278 million, increase.  This increase was mainly due to the 42% (R$ 335 million) increase in the TUSD revenues collected from free consumers and the 2.7% increase in sales in our captive market. The increase in the operational revenue was partial offset by the positive impact in the revenues of 2009, due to the inclusion of financial components to the tariff, such as the pass-through of costs associated with the activation of thermoelectric power plants and the increase in the exchange rate occurred in 2008 and the collection of the extraordinary readjustment used to compensate for the losses in the rationing in 2001 (which ended in 2009).

Generation

Net operating revenues from our generation segment in 2010 amounted to R$1,189 million, an increase of 11.6% compared to R$1,065 million in 2009.  This increase was mainly due to the fact that the power plants Baldin, Foz do Chapecó entered into operation and the beginning of the commercialization of the sale of energy of EPASA.

Commercialization

Net operating revenues from our commercialization segment in 2010 was of R$1,779 million, a slight decrease of 0.3% compared to R$1,784 million in 2009.  The decrease was mainly due to a 3.5% decrease in volume sold, partially compensated by the increase in average prices of 3.3%.

OPERATIONAL COSTS AND EXPENSES BY NATURE

Operational Costs and Operational Expenses

Energy Purchased for Resale

Our costs to purchase electricity were R$5,050 million in 2010 (75.2% of our total operating costs and operating expenses, net of costs with infrastructure of distribution).  The cost was 1.4% higher than in 2009, primarily due to (i) a 2.0% increase in the average price for electricity offset by (ii) a reduction of 0.6% due to a decrease in the volume of electricity we purchased.

The average price for electricity purchased from Itaipu by our distribution companies, which represented 20.7% of the total volume we purchased in 2010, was on average 10.7% lower in 2010 than in 2009, because of a 1.6% decrease in the tariffs established by ANEEL and a 11.6% decrease in the average rate of the dollar in 2010 when compared to 2009.

The average prices of electricity sold from other generation facilities increased 4.8%.  The volume of electricity sold at these facilities remained constant.

Electricity network usage charges.

Our costs for electricity network usage charges were R$1,172 million in 2010 and R$1,035 million in 2009. This 13.3% increase compared to 2009, was due to the increase in the ESS (Encargos do Serviço do Sistema) and EER (Encargo de Energia de Reserva). This increase mainly refers to the apportionment of costs relating to reserve energy and to the commencement of operations of thermoelectric power plants in 2010.  These charges are reimbursed to our distribution companies through tariff adjustments when the actual charges are higher than forecasts used in setting tariffs.

A large proportion of these charges (97.0% in 2010) is attributable to our distribution segment.

Other costs and operating expenses

Our other costs and operating expenses (except for costs related to electricity related services and costs related to construction of concession infrastructure) was of R$ 2,018 million in 2010, an increase of 3.8% compared to 2009.

This was due primarily to:  (i) a 7.3%, or R$41 million, increase in personnel costs, mainly due to salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010, and (ii) a 20.2%, or R$78 million, increase in third party services costs due to adjustments in contractual prices, maintenance costs for our electricity network, telephone services, new personnel hiring and system consultancy and an increase in the number of third-party service providers.

These costs were partially offset by the R$81 million actuarial gain relating to pension plans in 2010.  Actuarial gains or losses result from actuarial reports prepared by specialized companies and vary mainly according to macroeconomic premises, particularly returns on assets.

Income from Electric Energy Service

Our income from electric energy service was R$2,739 million in 2010.  This was 1.6% lower than in 2009 due to the 6.9% increase in operating expenses and electric utility service costs, although partially offset by the 5.9% increase in our net revenue.

OPERATIONAL COSTS AND EXPENSES BY SEGMENT

Distribution

Operating income from our distribution segment in 2010 amounted to R$1,853 million, a slight decrease of 0.4% compared with 2009. The main factors for this decrease were:

•         Net Revenue: As mentioned above, in 2009 there was the inclusion of financial components to the tariff, such as the pass-through of costs associated with the activation of thermoelectric power plants and the increase in the exchange rate occurred in the previous year, being, therefore, a non-recurring effect occurred in the net revenue of 2009 when comparing with the year of 2010;

  Other factors:
    Electricity costs: Our electricity costs were R$6,023 million, a 4.6% increase compared to 2009, since, although the volume of energy acquired was reduced by 1.8% in 2010, the average price was increased by 6.5% in the same period, in view of readjustments to the prices of energy however, this increase does not significantly affect our operating income since it is substantially included in the 2010 tariffs.

    Other costs and operating expenses: in 2010, the operation expenses amounted to R$811 million, an increase of 3.1% when compared with the R$787 million in 2009. This increase was primarily due to the salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010 and increase in costs with third-party service providers as mentioned above.

Generation

Operating income from our generation segment in 2010 amounted to R$616 million, a decrease of 5.1% compared to 2009.  The main reason for the decrease in operating income from the segment was the increase in costs relating to the purchase of electricity in the market to comply with contractual obligations assumed by EPASA and Foz do Chapecó which suffered delays in the start of their operations.

Commercialization

The result of the service segment of commercialization was of R$303 million in 2010, an increase of 3.6% compared to 2009.  This increase was mainly due to the 3.4% decrease in electricity costs, resulting from a 3.8% decrease in the volume of electricity purchased by us.  This decrease was partially offset by the 0.5% increase in the average price of electricity.

NET INCOME BY NATURE

Net Financial Expense

Our net financial expense was R$354 million in 2010, compared to R$310 million in 2009. This increase is mainly due to the increase in the financial costs of our debts in view of the increase in the level of our indebtedness. Another factor which contributed to the increase of our financial expenses was the start of the operations of our controlled company Foz do Chapecó, which started accounting for the monetary restatement of the debt and charge for the use of public utilities as financial expenses.  The increase in revenues from financial investments resulted from the cash margins and equivalents in 2010 as compared with 2009.

At December 31, 2010, we had R$8,937 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$470 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen).  In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long term currency swaps for a significant portion of this debt.  The rates of index variation posted a slight decrease in 2010 when compared to 2009, with the average CDI rate for the year at 9.8% in 2010 compared to 9.9% in 2009 and the TJLP decreasing by 6.0% in 2010 compared to 6.1% in 2009.

Income and Social Contribution Taxes

We recorded a net charge of R$825 million for income and social contribution taxes in 2010, compared to R$784 million in 2009.  Our effective tax rate of 34.6% on pretax income in 2010 was approximately equal to the combined statutory rate of 34%.

Net Income

Due to the factors mentioned above, our net income was R$1,560 million in 2010, a decrease of 7.6%, or R$129 million, compared to 2009.

NET INCOME BY SEGMENT

In 2010, 74.9% of our net income was derived from our distribution segment, 16.5% from our generation segment and 13.2% from our commercialization segment. Other non-reportable segments represented a net loss of 4.6%.

Distribution

Net income from our distribution segment amounted to R$1,169 million, a slight increase of 0.8% (R$ 10 million) in comparison with 2009, which reflected mainly the R$20 million decrease in net financial expenses, which were partially offset by the R$8 million decrease in our operating income and the R$2 million increase in expenses for income tax and social contributions.

Generation

Net income from our generation segment in 2010 amounted to R$257 million, a decrease of 22.5% compared with 2009, which mainly reflected: (i) a 5% decrease in our operating income due to an increase in purchases of electricity to comply with supply agreements entered into by our subsidiaries that had not yet started operations, (ii) an increase in our indebtedness due to new financings and the monetary restatement of the public utilities.

Commercialization

Net income from our commercialization segment was of R$207 million, a decrease of 1.5%, which reflected the compensation of the increase of 3.5% of operating income by our net financial expenses.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs.  In 2012, sales to final captive consumers represented 67.8% of the volume of electricity sold and 70.5% of the operating revenue. In 2011, sales to captive consumers represented 69.9% of the volume of electricity we delivered and 75.5% of our operating revenues, compared to 71.0% and 76.1%, respectively, in 2010. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment

Tariff increases apply differently to different consumer classes, having, in general, different increases in view of the reference market for each tariff readjustment or periodical readjustment. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2009. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2009
Economic adjustment(1)	13.58%	2.81%	10.44%	10.69%	10.52%	10.58%	11.80%	11.01%
Regulatory adjustment(2)	7.64%	3.17%	8.51%	13.40%	0.66%	2.36%	-0.16%	0.35%
Total adjustment	21.22%	5.98%	18.95%	24.09%	11.18%	12.94%	11.64%	11.36%

2010(3)
Economic adjustment(1)	1.55%	8.59%	1.72%	1.90%	4.15%	-6.32%	4.30%	5.81%
Regulatory adjustment(2)	1.15%	1.52%	10.65%	8.19%	-0.17%	-6.89%	1.36%	-0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	-13.21%	5.66%	5.16%
2011
Economic adjustment(1)	6.11%	4.45%	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)	1.27%	0.98%	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment.	7.38%	5.43%	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)	1.96%	7.71%	0.49%	4.36%	7.20%	-2.20%	-4.41%	-7.15%
Regulatory adjustment(2)	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment.	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	-3.72%	-7.10%
2013
Economic adjustment(1)	(4)	(4)	(4)	12.15%	-1.83%	7.96%	7.21%	10.76%
Regulatory adjustment(2)	(4)	(4)	(4)	-2.82%	8.83%	-1.47%	-0.90%	-8.06%
Total adjustment.	(4)	(4)	(4)	9.32%	7.00%	6.48%	6.31%	2.71%

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment. See note 36 to our financial statements.

(3)           The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(4)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts for electric energy distributors (the “Addendum to the Concession Contracts”).  The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating tariff adjustments.

The methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First Cycle		Second Cycle
	Adjustment Date	Economic Adjust.	Adjustment Date	Economic Reposic.	Financial Component	Economic Adjust.
CPFL Paulista	April 8, 2003	20.66%	April 8, 2008	-14.07%	0.07%	-14.00%
CPFL Piratininga	October 23, 2003	10.14%	October 23, 2007	-13.50%	0.73%	-12.77%
RGE	April 19, 2003	27.96%	April 19, 2008	-8.11%	10.45%	2.34%
CPFL Santa Cruz	February 3, 2004	17.14%	February 3, 2008	-17.05%	2.64%	-14.41%
CPFL Mococa	February 3, 2004	21.73%	February 3, 2008	-10.41%	2.81%	-7.60%
CPFL Leste Paulista	February 3, 2004	20.10%	February 3, 2008	-3.22%	1.04%	-2.18%
CPFL Sul Paulista	February 3, 2004	12.29%	February 3, 2008	-4.59%	-0.60%	-5.19%
CPFL Jaguari	February 3, 2004	-6.17%	February 3, 2008	-3.79%	-1.38%	-5.17%

Third Cycle
	Adjustment Date	Economic Adjust.
CPFL Paulista	April 8, 2013	-
CPFL Piratininga	October 23, 2013	4.45%
RGE	June 19, 2013	-
CPFL Santa Cruz	February 3, 2012	4.36% (1)
CPFL Mococa	February 3, 2012	7.20% (1)
CPFL Leste Paulista	February 3, 2012	-2.20% (1)
CPFL Sul Paulista	February 3, 2012	-4.41% (1)
CPFL Jaguari	February 3, 2012	-7.15% (1)

(1) As a result of ANEEL’s delay in relation to the third periodic revision cycle, the periodic review process for CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista were concluded on February 3, 2013, without the assessment by ANEEL of the administrative appeals by the distributors. Such appeals will be assessed by the Agency by February 2014.

Sales to Potentially Free Consumers

The Brazilian government has introduced, in 1995, regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In the years of 2012, 2011 and 2010, approximately 17.0%, 17.6% and 22.9%, respectively, of our electricity sales were to supply potentially Free Consumers. Most potentially Free Consumers have not elected to become Free Consumers.  This was probably (i) that they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long term price risk and (ii) some potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration.  We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by the distribution companies under long term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are agreed by bilateral negotiation based on prevailing market rates.  In 2012, we purchased 55,683 GWh, compared to 50,853 GWh and 52,384 GWh in 2011 and 2010, respectively.  Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchased a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2012, we purchased 10,745 GWh (19.3% of the total purchased) of electricity from Itaipu, 10,855 GWh (21.3% of the total electricity purchased) and 10,835 GWh (20.7% of the electricity purchased) in 2011 and 2010, respectively. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar.  The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

In 2012, our installed generation capacity reached 2,961 MW. CPFL Bioenergia, Foz do Chapecó and Termonordeste power plants started operations in August, October and December 2010, respectively.  In July 2010, we acquired Campo dos Ventos II wind farms and the Complex Campos dos Ventos in the state of Rio Grande do Norte, which should start operating in 2013 and 2015, respectively. In 2011, Termoparaíba, CPFL Bio Formosa and CPFL Bio Buriti thermoelectric plants, as well as the fourth generating unit of Foz do Chapecó, started operations.  In February 2012, the construction of CPFL Bio Alvorada and CPFL Bio Coopcana biomass thermoelectric power plants began, and operations are scheduled to start in 2013. In 2012, we also completed the acquisition of the Ester thermoelectric plant on October 18, 2012. Thermoelectric plant operations at Bio Ipê and Bio Pedra began on May 17, 2012 and May 31, 2012, respectively. The Tanquinho solar energy plant and the Salto Góes small hydroelectric plant began operations on November 27, 2012 and December 28, 2012, respectively. Moreover, the wind farms that make up the Santa Clara Complex are ready to begin energy generation (even though the transmission line is not yet complete). We have obtained revenue from the Santa Clara wind farms, as contracted in the “2009 Reserve Energy Auction” since July 2012. Operations of Macacos I and São Benedito wind farms are scheduled to start in 2013 and 2015, respectively.  As a result of our electric energy generation projects in progress, our installed capacity will increase by 12% (which represents 3,327 MW) by 2015.

Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries). See “The Brazilian Electricity Sector – Free Market”.

Recoverable Costs Variations – Parcel A Costs

We use the compensation account for variation of costs from Parcel A, to recognize some of our costs in the distribution tariff, known as Parcel A costs, which are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are entitled to recover the difference through subsequent annual tariff adjustments.

Under IFRS, regulatory assets and liabilities cannot be accounted for because they do not comply with assets and liabilities requirements established by the Framework for the Preparation and Presentation of Financial Statements (Estrutura Conceitual para Elaboração e Apresentação das Demonstrações Contábeis) issued by IASB and by the CVM. Therefore, we only account for rights or compensations when our captive clients are effectively billed.

The costs of electric energy purchased from Itaipu are indexed to the American dollar, and are therefore subject to exchange variations. If the American dollar were to gain against the Real, our costs would increase, leading to a resulting decrease in revenue in the period. These losses would be offset in the future, upon the following annual tariff adjustment.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economics Conditions

All of our operations are in Brazil, and therefore we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects the demand for electricity, the inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003, and an economic recovery since 2004. This pattern was interrupted by the international financial crisis of 2009. In 2010, there was a strong growth in Brazilian economy, which recovered after the effect of the international financial crisis  of 2008/2009. In 2011, international economic problems, particularly in the Euro zone, resulted in a slowdown of Brazilian economic growth. In 2012, Brazilian economic activity continued to suffer from the unfavorable international scenario, with industrial performance posting moderate results. Nonetheless, profit and employability - favored the domestic market – presented excellent results in 2012.

The following table shows inflation, the change in real gross domestic product and the variation of the Brazilian real against the U.S. dollar for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Year ended on December 31
	2012	2011	2010

Inflation (IGP-M)(1)	7.8%	5.1%	11.3%
Inflation (IPCA)(2)	5.8%	6.5%	5.9%
Growth (contraction) in gross domestic product (in reais)	0.9%	2.7%	7.5%
Depreciation (appreciation) of the real vs. U.S. dollar	9.4%	12.6%	-4.3%
Period-end exchange rate–US$1.00	R$2.045	R$1.876	R$1.666
Average exchange rate–US$1.00(3)	R$1.955	R$1.671	R$1.759

Source:  Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)           Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)           Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3)           Represents the average of the commercial selling exchange rates on the last day of each month during the period.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments.  We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.

Depreciation of the Brazilian real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

Some external factors may significantly impact our businesses depending on the category of consumers:

•         Residential and Commercial Consumers: These classes are highly affected by weather conditions and income distribution. Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales;

•         Industrial Consumers: Consumption for industrial consumers is related to economic growth, among other factors, correlated mostly to GDP. During periods of financial crisis, this class suffers the strongest impact.

10.3.  Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

In 2011, since August 1st, with the association with ERSA and the acquisition of Jantus’ shares, mentioned in items 1 and 13 of our financial statements, Management started to analyze this operations separately, and, therefore, it was created a new operational segment to segregate the activities related to renewable energy sources from conventional sources. In view of this, the analysis for the segments in 2011 still considers the segment of renewable sources contemplated by the segment of generation, since the discussions and analysis need to have a comparative basis.

b) organization, acquisition or disposal of equity interest

On January 12, 2012, through our subsidiary CPFL Energias Renováveis, we signed a Contract for Purchase and Sale for the acquisition of 100% of the shares in Atlântica I Parque Eólico S.A. (“Atlância I), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”). Atlântica I, Atlântica II, Atlântica IV and Atlântica V are authorized to produce energy from wind as independent producers for a period of 35 years. These wind farms are located in the state of Rio Grande do Sul, with a total installed capacity of 120 MW, and are all certified and were sold on alternative energy source auctions held in August 2010. The acquisition was completed on March 23, 2012.

On February 24, 2012, we signed, via the subsidiary CPFL Energias Renováveis, a Contract for Purchase and Sale for the acquisition of 100% of shares in BVP S.A. (“BVP”), which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The acquisition cost a total of R$1.062 million, distributed as follows: (i) R$600 million in cash and (ii) R$462 million in the assumption of net debt, the amount of which may be adjusted on the date the acquisition is completed. Bons Ventos is authorized to explore the following wind farms: (i) Taíba Albatroz, with an installed capacity of 16.8 MW, (ii) Bons Ventos, with an installed capacity of 50.4 MW, (iii) Enacel, with an installed capacity of 31.5 MW and (iv) Canoa Quebrada, with an installed capacity of 58.8 MW. All of the wind farms are fully operational in the state of Ceará, and have signed contracts with Eletrobras for the sale of all energy generated within the terms of the Proinfa program. The acquisition was completed on June 19, 2012.

On March 9, 2012, through our subsidiary CPFL Energias Renováveis, we signed a contract for the purchase of 100% of the assets for electric energy generation and hydro electrical co-generation systems of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Ester Plant”). The Ester Plant is authorized by ANEEL to explore electric energy though biomass (sugarcane), with an installed capacity of 40.0 MW. These co-generation plants, located in the city of Cosmópolis, in the State of São Paulo, are currently operational. The acquisition was completed on October 18, 2012.

On November 27, 2012, the Tanquinho solar energy plant (“Tanquinho) began operations, making it the first solar energy plant in the state of São Paulo and the largest in Brazil. Tanquinho is located in the city of Campinas, with an installed capacity of 1.1 MWp and is located in a of 13,700 m2 in the Tanquinho substation, which is owned by one of our distributors. Estimates call for the Tanquinho plant to generate 1.6 GWh per year. The subsidiary CPFL Energias Renováveis was responsible for the construction of the project and will also take responsibility for its management and operation.

On December 19, 2012, we signed a contract with Equatorial Energia S.A. (“Equatorial”) and with Equatorial’s controlling shareholder, Jorge Queiroz de Moraes Junior (“Controlling Shareholder”), in which (i) the Controlling Shareholder agreed to transfer shareholding control held in Rede Energia S.A. (“Rede”) and its subsidiaries to Equatorial (“Sale”) and (ii) Equatorial and CPFL Energia agreed to conduct investments to recover the companies in the Rede group, including the electric energy distribution concessionaires controlled by Rede that are under ANEEL intervention (“Investment”). The Sale and Investment are subject to certain conditions, such as (i) ANEEL approval; (ii) approval by the Brazilian Anti-Trust Board – CADE; (iii) approval by Rede’s creditors and other companies in the group currently undergoing rehabilitation; (iv) approval by certain creditors and minority shareholders, in accordance with their respective contracts; and (v) the respective corporate approval.

In 2010 the Group won the Aneel Auction no. 05/2010, on August 2010, for the commercialization of the Parque Eólico Campo dos Ventos II wind farm, located in the state of Rio Grande do Norte, and organized CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra, to, jointly with Group Pedra Agroindustrial, develop generation projects powered by sugar cane biomass.

On April 7, 2011, CPFL Energia S.A. entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Jantus. On September 21, 2011, CPFL Energia S.A. assigned the Sale and Purchase Agreement to CPFL Energias Renováveis.  In order to complete the acquisition, our subsidiary CPFL Brasil contributed funds to CPFL Energias Renováveis.  The transaction contemplated the acquisition of:  (i) four wind farms in operation in the state of Ceará with installed capacity of 210 MW, and (ii) a portfolio of wind farm projects with total installed capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.  The acquisition was complete on December 19, 2012.

On April 19, 2011, we entered into an agreement with Energias Renováveis S.A. (“ERSA”) to combine assets and projects relating to renewable energy sources (wind, biomass and small hydroelectric power plants).  The transaction encompassed: (i) the transfer of wind, biomass and small hydroelectric plants previously owned and operated by CPFL Geração and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) to certain companies, which subsequently transferred the wind, biomass and small hydroelectric power plants to a holding company (“SMITA”); (ii) the organization of SMITA by CPFL Geração and CPFL Brasil; (iii) the merger of SMITA by ERSA, of which we become the owners of 54.4% of the equity interest; and (iv) the change of ERSA’s corporate name to CPFL Energia Renováveis S.A. (“CPFL Energias Renováveis”). CPFL Energias Renováveis’ financial statements have been consolidated in our consolidated financial statements since August 1, 2011. The transaction was ratified by our shareholders on December 19, 2011.

On August 17, 2011, the indirectly controlled company CPFL Renováveis acquired shares representing 100% of the voting and corporate capital of Santa Luzia Energética S.A. (“Santa Luzia”), which has a PCH in operation in the State of Santa Catarina, with installed capacity of 28.5 MW and ensured energy of 18.4 MW average. On December 29, 2011, the company concluded the acquisition of Santa Luzia, having the financial liquidation occurred on January 4, 2012.

In 2010 the Group won Aneel Auction 05/2010, dated August 2010, for the commercialization of the Campo dos Ventos II Wind Farm, located in the state of Rio Grande do Norte, and created CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra in order to, together with Grupo Pedra Agroindustrial, develop projects for the generation of energy using sugarcane biomass.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

In view of the enactment of laws 11,638/07 and 11,941/09, during the year of 2008, the CPC (Comissão de Pronunciamentos Contábeis) issued and the CVM approved a series of Accounting Standards and Interpretations for purposes of converging the Brazilian accounting practices with the international accounting practices (“IFRS”). Such standards were fully adopted concluding the first stage of the convergence process.

For the process to be fully concluded, new standards were issued during the year of 2009 and 2010, in order to permit that the consolidated financial statements for the year ended on December 31, 2010 were recorded in accordance with the internal standards.

The financial statements for the year of 2010 were the first financial statements prepared in accordance with the IFRS. For the process of convergence with the accounting standards was possible, the Company applied the CPCs 37 and 43 and the IFRS 1, adopting as transition date January 1st, 2009 and, consequentially, the financial statements of 2009 were republished with the adjustments identified in the adoption of the referred CPCs.

The financial statements of 2011 and 2012 are in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (“CPC”).

Due to ICPC 01 – Concession Agreements and adjustment for the recomposition of infrastructure intangible asset, upon initial adoption, concession infrastructures that were recorded as fixed assets associated with the concession are now recorded as follows (i) an intangible asset related to the right to explore the concession through charging consumers for public services, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnification) through the reversion of the asset at the end of the concession period. The value of the financial asset has been determined by its fair value, accounted through the compensation basis for the assets set forth by the regulatory agency. The financial asset is considered a disposable asset and is annually adjusted in accordance with the variation of its fair value, against the entry for other Comprehensive Income in shareholders’ equity.

In 2012, the Company started to book the financial restatement of financial assets of the concession under financial income, and, although they are not material, it adjusted or reclassified the Financial Statements presented in 2011 for comparison purposes with the financial statements for the year ended December 31, 2012. Such change is due to a change in judgment concerning recognition in "other comprehensive income" of changes in expectations of cash flows from the financial concession asset, determined by IFRIC12/ICPC 01(R1) and designated in the category available for sale.

Although the concession contract does not explicitly define whether compensation will be based on the amount actually invested in infrastructure or on the residual amount determined by the tariff pricing methodology, i.e. the Regulatory Remuneration Base (“BRR”), the Company and its subsidiaries, based on their best interpretation of the concession contract, expect to receive at the end of the concession, as compensation for investments made and not yet recovered, the equivalent of the amount calculated in accordance with the BRR. On first adoption of IFRS, the Company understood that changes in the fair values of the assets that comprise the concession infrastructure would also constitute changes in the fair value of the financial asset to be received as compensation at the end of the concession; such changes were therefore fully recognized in "other comprehensive income". Note that the procedure was adopted after analysis and discussions in a technical industry group, set up for the implementation of IFRS in Brazil, and the methodology described previously in this paragraph was applied for many participants in the technical group who took part in this debate and who adopted the BRR as the basis for calculating the amount of the compensation. However, after review of the criteria used in accounting for this financial asset and the progress of industry discussions, the Company and its subsidiaries concluded that changes in the fair values of infrastructure assets, and consequently, in the compensation, reflect changes in the estimated cash flow expectations and should therefore be recognized in the income statement using the effective interest method in accordance with paragraph AG8 of CPC 38 and IAS 39 Financial Instruments: Recognition and Measurement.

Thus the Company and its subsidiaries committed an immaterial and unintentional error in interpretation of the accounting literature. In spite of the immaterial nature of the adjustment, the Company and its subsidiaries decided to adjust the comparative amounts for 2011 in presentation of the 2012 financial statements, in order to maintain the best comparison of the balances.

Consequently, the Company and its subsidiaries are reclassifying and adjusting the financial statements as of December 31, 2011, presented for purposes of comparison with the financial statements for the year ended December 31, 2012, in which the update of the financial concession asset, due of changes in the expectative of estimated cash flow, is reversed in "accumulated comprehensive income" and recognized in income for the year of 2011under “financial results”.

As mentioned above, since these effects are considered immaterial and do not change the total balances of assets, liabilities and shareholders’ equity at December 31, 2011 and January 1, 2011, the Company is not presenting the balance sheet for the beginning of the oldest period presented.

b) significant effects of changes in accounting practices

We present below a summary of the accounting entries that have been adjusted or reclassified, to assist understanding of the effects:

i. Liabilities and Shareholders’ equity

ii. Statement of Income for the Year

iii. Statement of Comprehensive Income

iv. Statement of Cash Flow

v. Statement of Value Added

c) notes and emphases presented in the auditor’s opinion

The independent auditors’ report for the fiscal year ended December 31, 2012, dated March 5, 2013 issued by Deloitte Touche Tohmatsu Auditores Independentes related to the fiscal year ended December 31, 2011, on March 5, 2013, issued by KPMG Auditores Independentes contains two emphasis paragraphs: (i) in regard to the separate financial statements of the parent company regarding the evaluation of the investments in controlled subsidiaries, joint ventures by the equity method, while, for purposes of IFRS, it would be cost or fair value; and (ii)  with regards to note 2.9 to the financial statements, in which we cover the fact that we are adjusting and reclassifying our individual and consolidated financial statements for the fiscal year ended December 31, 2011, for purposes of comparison with the individual and consolidated financial statements for the fiscal year ended December 31, 2012, for recognition of changes in expectations of cash flow for the financial asset of the concession, designated as available for sale, in the fiscal year’s results, instead of under “other extensive results,” as previously presented.

The independent auditors’ report for the fiscal year ended December 31, 2010 issued by KPMG Auditores Independentes on March 14, 2011, contains an emphasis paragraph in regard to the separate financial statements of the parent company regarding the evaluation of the investments in controlled subsidiaries, joint ventures by the equity method, while, for purposes of IFRS, it would be cost or fair value.

10.5.  Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available.  It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used.  There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.  Please see the notes to the audited consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets.  Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization.  We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  If they are impaired, it is mandatory to recognize a loss by writing off part of their value.  The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods.  The evaluations in 2012, 2011 and 2010 did not result in any significant impairment of property, plant and equipment or intangible assets and investments.

Impairment

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held until maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The reduction of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available for sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other reduction for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Plan

Some of our subsidiaries sponsor pension plans and disability and death benefit plans covering substantially all employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions.  For further information about the actuarial assumptions see note 18  to our financial statements.

Deferred Tax Assets and Liabilities

The accounting of income taxes requires an asset and liability approach to recording current and deferred taxes.  Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

The deferred tax assets is regularly tested for recoverability, being that it will not be recognized if the probability of not realization is greater than the probably of realization.  If the Company and its subsidiaries is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, they could be required to establish a valuation allowance against all or a significant portion of the deferred tax assets resulting in a substantial increase in the effective tax rate and a material adverse impact on the operating results.

Reserves for tax, civil and labor risks

The Company and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

The reserves for contingencies and tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims.  The evaluation of these reserves is performed by various specialists, inside and outside of the Company.  Accounting for reserves requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability.  Our Management’s assessment of the exposure to tax, civil and labor risks could change as new developments occur or more information becomes available.  The outcome of the reserves could vary significantly and could materially impact the consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors.  Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial Market Institutions, Associação Nacional das Instituições do Mercado Financeiro – ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversion of the assets of the distribution concessionaires (financial asset of concession).  The methodology adopted for marking these assets to market is based on the tariff review process for distributors.  This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure.  This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

Law 12,783/13 established the methodology and criteria for valuation of the compensation on reversion of these assets based on the Regulatory Compensation Basis (BRR). Therefore, the assessment of the compensation on reversion is provided for through a process of assessment conduction by ANEEL.

Depreciation and Amortization of Intangible Assets

Depreciation is accounted using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.

Intangible assets are comprised of different natures which impact the amortization, as described below:

•         Intangible assets acquired in a business combination: The portion of the premium corresponding to the concession rights is presented as intangible assets and amortized through the remaining period of the respective authorization for exploration, on a straight-line method, or based on the concessionaire’s projected net income curve, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre-determined useful life and is amortized by the term of the concession in accordance with a curve that reflects the consumption standard as compared to expected profits.

•         Public utilities: The intangible assets of this nature is being amortized using the straight-line method for the remaining term of concession.

10.6.  Discussions and analysis of the officers on internal controls adopted to ensure the preparation of reliable financial statements:

a) degree of effectiveness of such controls, indicating possible imperfections and actions taken to correct them

Annually, all relevant process and internal controls for the financial statements are electronically evaluated and certified by the managers of the Company, through an automated system for Internal Controls Management. Our management assessed the effectiveness of internal control for the disclosure of the financial statements in regard to the financial statements of December 31, 2012, based on the criteria established in the “Internal Control – Integrated Framework” published by COSO (Committee of Sponsoring Organizations of the Treadway Commission). Based on these criteria and evaluations, our Management concluded that until this date, prior to the drafting of the Form 20-F, to be filed with SEC in the second quarter of 2013, the internal control for the disclosure of the financial statements were effective for the year ended on December 31, 2012.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

In the certification, related to the year of 2012, of the compliance tests performed by Management, it was not identified, thus far, any deficiencies that might jeopardize the certification of internal controls. This certification shall be concluded when the Company concludes the drafting of the Form 20-F, due to be filed with SEC (Securities and Exchange Commission) in the second quarter of 2013.

b) deficiencies and recommendations on internal controls in the auditor’s report

Considering the word done by the independent auditors to evaluate the structure of internal controls, which aims to ensure the adequacy of financial statements, our Management is currently not aware of facts or aspects which may indicate the existence of material weaknesses in the internal controls for the disclosure of the financial statements.

10.7. Discussions and Analysis of the officers on public offer for distribution of securities by the issuer

a) How the funds obtained from the offer were used

b) If there were relevant discrepancies between the effective use of the funds and those disclosed in the prospect of the respective distribution

c) if there were any discrepancies, the reasons for such

The issuer has not made any public offer for distribution of securities in 2012, 2011 and 2010.

10.8. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2012, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, that are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.9. In regard to each of the items not evidenced in the financial statements indicated in item 10.8, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.10.    The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the company in the years ended on December 31 2012, December 31, 2011 and December 31, 2010:

	Year ended on December 31
	2012	2011	2010
	(in million R$)

Distribution	1,403	1,065	1,128
Generation	1,043	823	645
Commercialization and other investments	22	17	28
Total	R$2,468	R$1,905	R$1,801

We plan to invest approximately R$2,325 million in 2013 and R$1,923 million in 2014. Of total investments budgeted for the period, R$2,164 million are planned for investment in distribution, R$1,784 million in renewable generation and R$17 million in the conventional generation segment.

ii. Sources of financing for the investments;

Refer to item 10.1.d above.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2012

  In January 2012, through our subsidiary CPFL Energias Renováveis, we signed a Contract for Purchase and Sale for the acquisition of 100% of shares in Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”).
  In February 2012, we signed, via the subsidiary CPFL Energias Renováveis, a Contract for Purchase and Sale for the acquisition of 100% of shares in BVP S.A. (“BVP”), which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”).
  In March 2012, through our subsidiary CPFL Energias Renováveis, we signed a contract for the purchase of 100% of the assets for electric energy generation and hydroelectric co-generation systems of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Ester Plant”).
  In November 2012, we began operations at the solar energy plant Tanquinho (“Tanquinho”). The subsidiary CPFL Energias Renováveis was responsible for construction of the project and will take responsibility for management and operation thereof.
  In December 2012, we signed a contract with Equatorial Energia S.A. (“Equatorial”) and with Equatorial’s controlling shareholder, Jorge Queiroz de Moraes Junior (“Controlling Shareholder”), in which (i) the Controlling Shareholder agreed to transfer shareholding control held in Rede Energia S.A. (“Rede”) and its subsidiaries to Equatorial (“Sale”) and (ii) Equatorial and CPFL Energia agreed to conduct investments to recover the companies in the Rede group, including the electric energy distribution concessionaires controlled by Rede that are under ANEEL intervention (“Investment”)..

2011

  In April 2011 CPFL Energia, through its controlled company CPFL Brasil, entered into an agreement with Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which represent the interest of its controller Trading Emissions PLC in Jantus, Matthew Alexander Swiney, and other minority, an agreement for the acquisition of 100% of the quotas of Jantus SL. Jantus controls SIIF Énergies do Brasil Ltda. and also SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. The closing of the acquisition occurred on December 19, 2011, having as acquirer CPFL Renováveis.
  CPFL Energia and ERSA – Energias Renováveis S.A. disclosed, on April 19, 2011, that CPFL Energia and its controlled companies CPFL Geração and CPFL Brasil entered into, on such date, with the shareholders of ERSA, an association agreement setting forth the terms and conditions by means of which it intends to combine assets and projects related to renewable energy held by CPFL and ERSA in Brazil, thus considering ventures in: wind farms, small hydroelectric power plants and biomass thermoelectric power plants. In sum, the association encompassed the following stages, concluded on August 24, 2011: (i) CPFL Geração implemented the segregation of the SHPs part of its assets that were under its operation, transferring such assets to specific companies under its direct control (the “SHPs Companies”); (ii) CPFL Geração and CPFL Brasil, as sole shareholders, organized an new holding company (the “New CPFL”), to which they transfer all of the ventures, including the SHPs Companies; (iii) ERSA merged Nova CPFL, resulting in CPFL Geração and CPFL Brasil becoming part of the controlling group of ERSA, as majority shareholders jointly holding 54.5% of the total and voting capital of ERSA (percentage which increase to 63.0%, after the capital increase made by CPFL Brasil in CPFL Renováveis for the acquisition of Jantus); and (iv) jointly with the merger mentioned above, ERSA changed its corporate name to CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

2010

  In the beginning of 2010, we organized CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra, to, jointly with Group Pedra Agroindustrial, develop generation projects powered by sugarcane biomass.
  In August 2010 we won the ANEEL Auction no. 05/2010, for the commercialization of the Parque Eólico Campo dos Ventos II, located in the state of Rio Grande do Norte.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c)  new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.11.    Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2012 (R$)
1,225,923,257.81

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2012
(R$)
Global amount Interim dividends paid Undistributed dividends	1,096,144,155.38 640,239,089.73 455,905,065.65
Dividend per share (R$ per unit)	1.139118233

3.     Inform the percentage of distributed net income in the fiscal year.

2012
89% (1)

(1)       The calculation of dividends paid in 2012 includes, in addition to the net income for the year (R$1,225,923,257,81) (i) [deferred income] of R$227,117,619.62; (ii) realization of comprehensive income of R$27,378,110.01; (iii) reversal of unclaimed dividends of R$3,920,919.67; and is net of (i) the retained earnings reserve for investment of R$326,899,588.84; and (ii) the Legal Reserve of R$61,296,162.89.

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

There was no distribution of net income in fiscal years prior to 2012.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

	2012 (R$)	Per Share (Common) (R$)
Dividend	455,905,065.65	0,473778718

Note that the capital stock of CPFL Energia S.A. is composed of 962,274,260 common shares, with no preferred shares existing.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year.

The Company declares dividends from interim semi-annual balance sheets, which will be paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and calculate them towards the minimum mandatory dividends.

c.      Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 35 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

April 19, 2013.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

a.     Inform the amount of already declared dividends or interest on equity.

	2012 (R$)	Per Share (Common) (R$)
Dividend	640,239,089.73	0.665339515

b.     Inform the respective payment dates.

September 28, 2012.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2012 (R$/share) (1) (2)	2011 (R$/share) (1) (2) (4)	2010 (R$/share) (2) (4)	2009 (R$/share) (2) (3) (4)
1.273985296	1.590402026	3.197176786	2.680642773

(1)       In 2011, we carried out a stock split and a reverse stock split, which affected the comparability of the amounts in the comparison between fiscal years 2012 and 2011 and in prior fiscal years.

(2)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

(3)       In view of the adoption of International Financial Reporting Standards (“IFRS”), net income for fiscal year 2009 reflected the adjustments made from the adoption of such standards and it is now R$1,657,296,584.25 (R$3.453341970/share (1))

(4)       Due to adjustments or reclassifications made to certain balances of the financial statements for the fiscal year ended December 31, 2011, resulting from the reclassification of the recognition as "other comprehensive income" of expected changes  to the cash flows of financial assets of the concession provided for under IFRIC12/ICPC 01 (R1) designated as available for sale. For comparison purposes, the amounts of net income for the fiscal years 2011, 2010 and 2009 were changed and are now R$1,572,292,596.67 (R$1.633933965 /share (1)), R$1,595,150,826.93 (R$3.315376693 / share (1)) and R$1,649,898,817.26 (R$3.437927096 / share (1)), respectively.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2011 (R$/share) (1) (2)	2010(R$/share)(1)	2009 (R$/share) (1)
1.565228302	2.619770369	2.556073389

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

(2) In 2011, stock split and reverse stock split operations were carried out that affected the comparability of the amounts in the comparison between fiscal year 2011 and prior fiscal years.

8.     If net income was allocated to the legal reserve.

3

a.     Identify the amount allocated to the legal reserve

2012 (R$)
61,296,162.90

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.      Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10.   Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income.

b.     Inform if it is being fully paid.

4

Yes. In the three (3) most recent fiscal years, the amount paid as dividends exceeded the minimum provided for by the Company's Bylaws.

c.      Inform any amount withheld.

Not applicable, since the Company pays dividends in excess of the minimum mandatory.

11.   If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

Not applicable, since the Company does not withhold mandatory dividends.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

Not applicable, since the Company does not withhold mandatory dividends.

c.      Justify the withholding of dividends.

Not applicable, since the Company does not withhold mandatory dividends.

12.   If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.      Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

13.   If net income was allocated to the unearned profit reserve.

5

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14.   If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

Not applicable, since the Company does not allocate any portion of net income to the statutory reserves.

b.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the statutory reserves.

c.      Describe how the amount was calculated.

Not applicable, since the Company does not allocate any portion of net income to the statutory reserves.

15.   If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

The amount withheld in 2012 was R$326,899,588.84, due to withholdings made by the subsidiaries of the Company in the Distribution segment.

b.     Provide a copy of the capital budget.

RETAINED EARNINGS RESERVE FOR INVESTMENTS

We propose that the outstanding balance of retained earnings, amounting to three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four cents (R$326,899,588.84), is allocated to the retained earnings reserve for investments in order to meet the needs of the investment projects provided for in the budget of the subsidiaries in the distribution segment in 2013. In compliance with Article 196 of Federal Law 6,404/76, the investment budget, as summarized below, shall be submitted to the Annual Shareholders’ Meeting.

6

Sources	R$
Retained earnings (Article 196)	326,899,588.84
Financing and cash flow	790,055,635.35
1,116,955,224.19
Investments
Expansion of the system	497,541,982.59
network maintenance	191,641,609.49
System improvement projects	207,790,148.15
Operational support (Infrastructure, IT, vehicle and other)	166,349,544.02
Other	53,631,939.94
1,116,955,224.19

16.   If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

APPENDIX III

12. INFORMATION ON CANDIDATES TO MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL INDICATED BY CONTROLLING SHAREHOLDERS

12.6. Data on candidates to management and members of the issuer’s fiscal council

The following table indicates main data on candidates to sitting and deputy positions on the Board of Directors:

Candidates to the Board of Directors
Name	Age	Profession	Individual Taxpayer’s ID (CPF)	Elected position	Date election	Date of inauguration	Term of Office	Other positions or duties held in the Company(i)	Elected by Controller?
Murilo Cesar Lemos dos Santos Passos	65	Chemical Engineer	269.050.007-87	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Francisco Caprino Neto	52	Metallurgical Engineer	049.976.298-39	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting	Member of the Management Processes Committee and Human Resources Management Committee.	Yes
Claudio Borin Guedes Palaia	38	Business Administrator	176.093.048-24	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Fernando Augusto Camargo de Arruda Botelho	31	Business Administrator	292.540.028-01	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Marcelo Pires Oliveira Dias	37	Business Administrator	258.510.388-96	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Rodrigo Cardoso Barbosa	39	Mechanical Engineer	251.193.308-00	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Renê Sanda	49	Bank employee and Economist	050.142.628-05	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Osvaldo Cezar Galli	58	Business Administrator	230.491.899/91	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Deli Soares Pereira	63	Economist	369.030.198/04	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Teresa Pinto Coelho Gomes	56	Bank employee and Economist	665.881.897-53	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Martin Roberto Glogowsky	59	Business Administrator	861.682.748-04	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting	Member of the Management Processes Committee	Yes
Carlos Alberto Cardoso Moreira	52	Business Administrator	039.464.818-84	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting	Member of the Hum.an Resources Management Committee.	Yes
Maria Helena dos Santos Fernandes de Santana	53	Economist	036.221.618-50	Independent Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes (ii)

(i)         Term of one (1) year currently in effect, up to the date of the First Board of Directors’ Meeting held after the Annual Shareholders’ Meeting in the 2013 Fiscal Year.

(ii)        In accordance with item 4.3 of the Novo MercadoRegulations, which determines that at least twenty percent (20%) of slots on the Board of Directors may be filled with independent Board Members, controlling shareholders have together indicated Mrs. Maria Helena dos Santos Fernandes de Santana as the independent member on the Board of Directors.

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The following table provides the main information on candidates to sitting and deputy positions on the Fiscal Council:

Fiscal Council Candidates
Name	Age	Profession	Individual Taxpayer’s ID (CPF)	Elected position	Date election	Date of inauguration	Term of Office	Other positions or duties held in the Company(i)	Elected by Controller?
Daniela Corci Cardoso	40	Business Administrator	177.834.768-13	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting	Member of the Related Parties Committee.	Yes
Fernando Luiz Aguiar Filho	33	Civil Engineer	306.391.208-57	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Adalgiso Fragoso de Faria	52	Economist	293.140.546-91	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Marcelo de Andrade	46	Business Administrator	076.244.538-60	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
William Bezerra Cavalcanti Filho	56	Economist	530.627.607-53	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Maria da Gloria Pellicano	58	Bank employee and Economist	159.097.436-00	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Celene Carvalho de Jesus	57	Bank employee and Economist	113.674.231-04	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Cícero da Silva	62	Pensioner	045.747.611-72	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes
Helena Kerr do Amaral	57	Business Administrator	007.675.698-06	Sitting Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting	Member of the Related Parties Committee.	Yes
Teresa Rodriguez Cao	48	Economist	891.882.767-91	Deputy Board Member	04/19/2013	TBD	1 year – to the 2014 Shareholders’ Meeting		Yes

(i)      Term of one (1) year currently in effect, up to the date of the First Board of Directors’ Meeting held after the Annual Shareholders’ Meeting in 2013 Fiscal Year.

12.8. Data on candidates to management and members of the issuer’s fiscal council

a. Candidate resumes, including professional experiences in the last five (5) years and indicating all positions held or that have been held in publicly held companies

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BOARD OF DIRECTORS

Sitting: Murilo Cesar Lemos dos Santos Passos	Deputy: Francisco Caprino Neto

Graduated in Chemical Engineering from Universidade Federal do Rio de Janeiro (UFRJ) in 1971, from 1970 to 1977 he worked with the Ministry of Industry and Commerce – Board of Industrial Development (CDI). From 1977 to 1992, Mr. Passos was employed and later became Executive Forest Product, Environment and Metallurgy Officer at Companhia Vale do Rio Doce and CEO of Celulose Nipo-Brasileira S.A (Cenibra) and Florestas Rio Doce S.A. From 1993 to 2006, he was Superintendent Officer at Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A. He was member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between September 2007 and June 2010. Currently, Mr. Passos is an Executive Officer at VBC Energia S.A., member of the Board of Directors of São Martinho S.A., Odontoprev S.A., Camil Alimentos S.A., and Tegma Gestão Logística S.A. He also participates on the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., the Notable Committee of the National Quality Foundation (FNQ), the Advisory Committee to the Paper and Pulp Producers’ Association – BRACELPA and the Senior Board of the EcoFuture Institute. He has been Chairman of the Board of Directors of CPFL Energia since 2010.

Graduated in Metallurgical Engineering from Politécnica da Universidade de São Paulo (USP) in 1983, he also holds a Master’s degree in Metallurgical Engineering from the same institution (1992). Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz, CPFL Geração de Energia S.A. and Rio Grande Energia S.A. (RGE) from 2005 to 2006. He is currently Superintendent Officer and chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), ESC Energia S.A. and Executive Officer of Camargo Corrêa S.A. (CCSA). He was also a member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR). He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to 2013.

Sitting: Claudio Borin Guedes Palaia	Deputy: Fernando Augusto Camargo de Arruda Botelho

Graduated in Business Administration from the Business Administration School at Fundação Getúlio Vargas (FGV) in São Paulo, in 1997, Mr. Palaia received an MBA from The Wharton School of the University of Pennsylvania in 2002. He worked as an M&A Analyst at JP Morgan Bank, both in São Paulo and New York, from 1997 to 1998. From 2002 to 2005, Mr. Palaia was project leader in the Camargo Corrêa Group companies, namely: Camargo Corrêa Energia S.A., Camargo Corrêa S.A. (CCSA) and São Paulo Alpargatas S.A. From 2005 to 2007, he was an Executive Officer at Hormigón da Loma Negra C.I.A.S.A in Buenos Aires, Argentina. From 2008 to 2012, he was Executive Officer at Intercement Brasil S.A. and, from 2012 on, has served as Chief Financial Officer for Intercement Participações S.A. He is a sitting member of the Board of Directors of São Paulo Alpargatas. In 2009, he was a deputy member of the Board of Directors of CPFL Energia. Since 2010, Mr. Palaia has been a sitting member of the Board of Directors of CPFL Energia S.A.

Graduated in Business Administration from IBMEC Educacional (currently known as Insper – Instituto de Ensino e Pesquisa) in 2005. Since 2011, he has been a deputy member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR). He was also Marketing Coordinator for Intercement (2009/2010), while also serving as Strategic Planning Coordinator for Camargo Corrêa S.A. (CCSA) from 2008 to 2009. He is currently Vice-Chairman of the Board of Directors of Camargo Correa Investimentos em Infraestrutura S.A. (CCII) and a member of the Board of Directors of Camargo Corrêa Desenvolvimento Imobiliário S.A. (CCDI). He has been a deputy member of the Board of Directors of CPFL Energia since 2012.

Sitting: Marcelo Pires Oliveira Dias	Deputy: Rodrigo Cardoso Barbosa

Graduated in International Business from American International in London in 1998, Mr. Dias has also participated in the following courses: SAP, at Sap Brasil and Accounting at Arthur Andersen (2000), a Board of Directors’ Course at the Brazilian Institute for Corporate Governance - IBGC (2003) and the Program on Negotiation for Senior Executives at the Harvard Business School (2005). He has been an Executive Officer at Camargo Corrêa Investimentos em Infraestrutura (CCII) since 2008. He also served as New Business Superintendent (2000 to 2002) and New Business Officer (2002 to 2008) at Construções e Comércio Camargo Corrêa (CCCC). From 1998 to 2000, he was the Business Manager at Concessionária Nova Dutra. He is currently Vice-Chairman of Board of Directors of ESC Energia S.A., Construções e Comércio Camargo Corrêa S.A. (CCCC), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and Camargo Corrêa Energia S.A. (CCE). He has served, since 2010, as a member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR). He is currently a deputy member of the Board of Directors of CPFL Energia.

Graduated in Mechanical Engineering from Mackenzie University in 1997, Mr. Barbosa holds an MBA from the University of Southern California, in 2002. From 2006 to 2010, Mr. Barbosa was Interest Officer at Camargo Corrêa Investimentos em Infraestrutura (CCII). From 2008 to 2009, he was a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR), and has served as a deputy member since 2011. He has been the Chief Financial Officer of VBC Energia S.A. and Executive Officer at ESC Energia S.A. since 2012. He is currently an Officer at Camargo Corrêa S.A. (CCSA).

Sitting: Renê Sanda	Deputy: Osvaldo Cezar Galli

Graduated in Statistics from Universidade de São Paulo -USP, in 1989, with a Master’s in Statistics from the same institution (1989) and an Executive MBA in Finances from IBMEC in Brasília (1992). He participated in the Commercial and Investment Banking Program Professional Development Center, ran by Citibank, in Fort Lauderdale (USA) (1992). From 2002 to 2006, Mr. Sanda was Adjunct Director of BB New York (USA) and Adjunct Director of Banco do Brasil Securities (USA) from 2005 to 2006. From 2006 to 2010, he served as Risk Management Officer for Banco do Brasil. He was a Fiscal Council Member at Tele Amazônia Celular Participações, Telemig Celular Participações, Companhia Paulista de Força e Luz and CPFL Geração S.A. from 2000 to 2001. He was also a member of the Boards of Directors of Petroflex S.A. Indústria e Comércio (2007/2008), Fundição Tupy S.A. (2009/2011) and Banco do Brasil Securities LLC –New York (USA) and BB Securities Ltd. – London (UK) (2006/2010). Since 2010, he has been Investment Officer for Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and a member of the National Technical Commission for Investments – CNTI of ABRAPP. In 2010, he received his Investment Professional certification from the Institute for Social Security Professional Certification – ICSS and his board of directors/fiscal council member certification from the Brazilian Corporate Governance Institute – IBGC. He has been a sitting member of the Board of Directors of CPFL Energia since 2011.

Graduated in Administration from Faculdades Integradas Norte do Paraná - UNOPAR in 1996, with an MBA in Business and Finance from FIA-USP (2001) with specializations in Corporate Administration from UNOPAR – USP – Londrina (1998) and Administration in Public Management from FUNDACE - Brasília (2001). He took Applied Economics at Banco do Brasil and Professional Perfection in Banking Administration at Faculdade Católica de Administração e Economia de Curitiba (1992). He served as General and Service Manager (1991 to 1997),Regional and State Superintendent of Banco do Brasil (1998 and 2007), and was a member of the Board of SEBRAE (2001 to 2003) and CEO of Pioneiros Bioenergia (2007 to 2008). He has been the Chief Corporate Financial Officer of Costa Negócios since 2009.

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Sitting: Deli Soares Pereira	Deputy: Teresa Pinto Coelho Gomes

Graduated in Social Sciences from Universidade de São Paulo – USP in 1979, with a graduate degree in Economics and Labor Relations Management from Pontifícia Universidade Católica de São Paulo – PUC-SP (2009). Since 2009, he has been a deputy member of the Boards of Directors of VALE S.A. and VALEPAR S.A. He has served as a sitting member on the Boards of Directors of Tigre S.A. – Tubos e Conexões (2001 to 2003), SOLPART Participações S.A. (2006 to 2008), CPFL Piratininga, CPFL Paulista, CPFL Geração and CPFL Energia (2004 to 2006).

Graduated in Public Administration from Fundação Getúlio Vargas/EBAP in 1980. She took an Executive MBA in Finance from the Brazilian Capital Market Institute – IBMEC (1988 to 1990) and has a graduate degree in Bank Management for Superior Results from the University of Texas at Austin (1997). From 2000 to 2007, she worked at BB-DTVM as Manager of the Private Equity Division, Master Analyst of Structured Business, Manager of the Network Fund Division and Senior Electric Energy Analyst. She has served as a Project Consultant for Confiance Inteligência Empresarial since 2008. She was a deputy Board member for Petrobahia and Brasil Telecom S.A. (2000 to 2001) and sitting member of the Board of Directors of Hopi Hari (2009).

Sitting: Martin Roberto Glogowsky	Deputy: Carlos Alberto Cardoso Moreira

Graduated in Business Administration from Fundação Getúlio Vargas - FGV in 1976 and Law from Pontifícia Universidade Católica de São Paulo – PUC-SP in 1979. Since 2005, he has served as CEO of Fundação CESP, having previously served as Investment and Asset Officer (1999 to 2005). He was Vice-CEO of Citibank (1977 to 1994). He served in the Capital Market area of Banco Schahin Cury S.A. (1994 to 1997) and Banco BBA Creditanstaltd (1997 to 1998). He has been Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. since 2005. Furthermore, Mr. Glogowsky is an associate and certified member of the Brazilian Corporate Governance Institute – IBGC; he was a member of its National Technical Investment Commission (2005) and the Deliberative Board of Abrapp – Brazilian Association of Supplementary Pension Plan Entities (2006). Since 2002, he has alternately served as Fiscal Council member and Board member in companies in the CPFL group.

Business administrator, graduated from Pontifícia Universidade Católica de São Paulo – PUC-SP in 1984. Mr. Moreira has taken part in a number of extension courses, seminars and workshops in the Supplementary Pension Plan and Capital Market Areas (Ibmec, IBC, Abrapp, Wharton School). From 1984 to 1988, he was Senior Investment Analyst for Credibanco, in São Paulo. Between 1988 and 1992, he served as Resident Vice-Chairman of Citibank N.A in São Paulo. Mr. Moreira was also Institutional Client Officer for Banco BMC S.A. in São Paulo from 1992 to 1999. Since June 2000, he has served as Investment and Finance Officer for Fundação Sistel de Seguridade Social (SISTEL). He is currently a member of the National Technical Commission on Investments – CNTI of Abrapp, a member of the Board of Directors of Geração, Transmissão e Distribuição S.A. – GTD and a deputy member of the Board of Directors of EMBRAER. Furthermore, he is an Administrative Officer of Bonaire Participações S.A. Mr. Moreira has been a deputy member of the Board of Directors of CPFL Energia since 2009, currently serving as a sitting member.

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Independent Board Member: Maria Helena dos Santos Fernandes de Santana

Graduated in Economics from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo - FEA-USP in 1990; was Chairman of the Brazilian Securities and Exchange Commission – CVM (2007 to 2012), where she had served as Director since 2006. She was also Chairwoman of the Executive Committee of the International Organization of Securities Commissions – IOSCO (2011 to 2012), a member of the Board of Directors of the Brazilian Institute of Corporate Governance  - IBCG (2001 to 2005), Executive Superintendent of Corporate Relations of BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and, since 2000, has been a member of the Latin American Roundtable on Corporate Governance (Organization for Economic Co-operation and Development - OECD / World Bank Group). She is currently Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição – CBD and a member of the Board of Directors of TOTVS S.A.

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FISCAL COUNCIL

Sitting: Daniela Corci Cardoso	Deputy: Fernando Luiz Aguiar Filho

Graduated in Business Administration from Faculdade de Economia e Administração da Universidade de São Paulo - FEA-USP in 1994, with a graduate degree in Capital Markets from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo - FIPECAFI – USP (1998), and an MBA in Corporate Finance from IBMEC-SP (2004). She served as Investment Analyst at Banco Fibra (1995 to 1999), as a Corporate Finance Consultant for PricewaterhouseCoopers (1999 and 2000), and as Financial Planning Manager and Executive Officer of VBC Energia S.A. (2000 to 2009). She was an Officer at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and is currently an Officer at Camargo Corrêa S.A. (CCSA). She was a sitting member of CPFL Piratininga Fiscal Council and a deputy member of the Fiscal Council of CPFL Paulista. She has been a member of the Fiscal Council of CPFL Energia since 2009.

Graduated in Civil Engineering from Escola Politécnica da Universidade de São Paulo – USP, in 2001, with a Masters in Engineering from the same institution in 2007. He has worked with Camargo Corrêa Group since 2002 and has served in the Concessions Division of Camargo Corrêa Group. He was an Interest Consultant and, later, Interest manager (2006 to 2008). He is currently a deputy member of the Fiscal Councils of Companhia de Concessões Rodoviárias (CCR) and CPFL Energia S.A.

Sitting: Adalgiso Fragoso de Faria	Deputy: Marcelo de Andrade

Graduated in Economic Science from Pontifícia Universidade Católica de Minas Gerais - PUC-MG, in 1987, with an MBA in Corporate Finance from IBMEC (1995) and Economic Policy and Corporate Finance from Fundação Mineira de Educação e Cultura - FUMEC (1990). He was an Economic-Financial Analyst for Andrade Gutierrez S.A. (1979 to 2005) and Financial and Administrative Officer for SP Vias Concessionária de Rodovias S.A. (2005 to 2006). Since 2006, he has served as an Executive Officer at Camargo Corrêa S.A. (CCSA). He has been a member of the Fiscal Councils of Companhia de Concessões Rodoviárias (CCR) and São Paulo Alpargatas, since 2009, and CPFL Energia, since 2009.

Graduated in Business Administration from Universidade São Judas Tadeu, in São Paulo in 1999, with a graduate degree in MBA Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo - FIPECAFI – USP (1999). He served as Corporate Planning and Budget Manager for Santista Têxtil S.A. (1998 to 2008) and Corporate Financial and Strategic Planning Manager for Coelho da Fonseca Empreendimentos Imobiliários Ltda. (2008 to 2009). Since 2009, he has worked with Camargo Corrêa Group and is currently Controllership Superintendent for Camargo Corrêa S.A. (CCSA).

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Sitting: William Bezerra Cavalcanti Filho	Deputy: Maria da Gloria Pellicano

Graduated in Economic Science from Faculdades Integradas Bennett (1982), with a graduate degree in General Education for Senior Executives from FGV – RJ (1996) and an Executive MBA in Finance from IBMEC – RJ (1991). He served on the Fiscal Council of América Latina Logística S.A. – ALL (2009/2010) and Sadia S.A. (2000/2001), as a deputy member of the Boards of Directors for Rio de Janeiro Stock Exchange (2000/2001), Brasilcap S.A. (2001 to 2009) and sitting member of the Boards of Directors Guaraniana S.A. – currently Neoenergia S.A. (1997 to 2000) and Guaraniana Comércio e Serviços S.A. (2001 to 2002). He was also Vice-Chairman of the Boards of Directors of Nitrocarbono S.A. and Pronor S.A. (1997 to 2002). Furthermore, Mr. Cavalcanti Filho worked as an Officer for Banco do Brasil S.A., serving as Executive Manager of the Financial Operations Department – GEROF (1999 to 2003), Financial Officer (2003 to 2009) and Executive Financial and Investment Manager (2009 to 2013) and Financial Officer (year/period) for Banco do Brasil S.A., Executive Manager of the Financial and Investment Area of Brasilcap S.A. (year/period) and Economic Instructor for Bank Managers at Banco do Brasil (1998). Since 2001, he has been a member of the Board of Directors of Fiago Participações S.A.

Mrs. Pelliciano has a bachelor’s degree in Economic Science from Universidade Católica de Brasília/DF, in 1981 and a graduate degree in Economic Engineering from Universidade do Distrito Federal – UDF (1982). She developed her career as an employee at Banco do Brasil S.A. She was Chief of Staff for the House of Representatives of the Federal District (1995 to 1998) and member of the Board of Directors of Companhia Tecidos Norte de Minas – Coteminas (2001 to 2007). From 2009 to 2010, she was a municipal project manager for the City Council of Jacutinga/MG. Since 2011, she has served as Secretary of Economic Development for the Federal District.

Sitting: Celene Carvalho de Jesus	Deputy: Cícero da Silva

Graduated in Accounting Science from UniCEUB – Centro Universitário de Brasília, in (1983), with a specialization in Management Accounting from Fundação Getúlio Vargas (1989) and an MBA in Financial Institution Management from Universidade Católica da Brasília (2002). She was Executive/Accounting Manager of PREVI (2002 to 2007) and Senior Analyst for Banco do Brasil (1999 to 2002), member of the Audit Committee of Banco do Brasil (2008 to 2012) and certified Fiscal Council member by the Brazilian Corporate Governance Institute – IBGC, having played this role at Cooperforte, Embraer, Embratel Participações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Transporte Coletivo de Brasília (1996 to 2008).

Graduated in Law from Anhanguera – Centro Universitário de Campo Grande, in 2008, and Accounting Sciences from Universidade Federal de Mato Grosso do Sul, in 1980, with a graduate degree in Investigative Accounting, Financial and Corporate Forensics from Universidade Católica Dom Bosco (2002) and an MBA in Auditing from FIPECAFI – USP (1997). He acted as Auditor for AUDIT Campo Grande (1994 to 1998) and General Manager and Adjunct manager of Banco do Brasil (1986 to 1994). He was a deputy manager of the Fiscal Council and Board of Directors of the CPFL Group (2005 to 2009) and VALE S.A. (2009 to 2013).

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Sitting: Helena Kerr do Amaral	Deputy: Teresa Rodriguez Cao

Graduated in Business Administration from Fundação Getulio Vargas (EAESP/FGV) in 1978, with a Master’s degree in Public Administration and Urban Planning from Fundação Getulio Vargas - EAESP/FGV (1990). Mrs. Amaral attended a specialization program in Economics of the Public Sector at George Washington University, in Washington D.C. (USA) in 1996, in Management of Human Resources at the Japanese Government Human Resources Agency in Tokyo (Japan) in 1999 and holds a doctorate degree in Economics from Universidade Estadual de Campinas - UNICAMP. Mrs. Amaral has been an Executive Manager of Strategic Planning at Petrobras Foundation for Social Security - Petros since 2011. She has more than 30 years of experience as a public administrator, having occupied various senior management positions in local, state and federal governments. She was president of the National School of Public Administration - ENAP from 2003 to 2011. She was Secretary of Public Management of São Paulo Municipality from 2001 to 2002 and director of the Treasury School of the Finance Department of the State of São Paulo from 1999 to 2000. Furthermore, she was Senior Technician of Planning and Management at the Foundation for Administrative Development - FUNDAP of the São Paulo State Government from 1986 to 2011. She was a member of the Boards of Directors of CPFL Energia (2012 to 2013) and AES Eletropaulo (2003 to 2011), of the management board of the Special Agency for Industrial Financing - FINAME/BNDES from 2007 to 2011 and of the Boards of Directors of FINEP, from 2003 to 2007, and CTEEP, from 2004 to 2005.

Mrs. Cao has a bachelor’s degree in Economics from UGF (1987), with a graduate degree in finances from Codimec - EPGE/FGV and IBMEC (1988) and master’s degree in Business Administration from IBMEC/RJ (2012). Certified by APIMEC as an Investment Professional – CNPI (2003). Mrs. Cao joined Petrobras Foundation of Social Security – Petros in 2008 and has since served as an Investment Analyst III. Previously, Mrs. Cao was Senior Investment Analyst at Lopes Filho & Associados Consultores de Investmentos (1994 to 2008). She was also a sitting member of the Finance Committee (2011 to 2012), Human Resources Committee (2010 to 2011) and Risk and Contingency Committee (2011 to 2012) of Oi S.A., and deputy member of the Board of Directors of Lupatech S.A. (2009 to 2011). She has been a sitting member of the Board of Directors of Multiner S.A. since 2012 and deputy member of the Fiscal Council of Lupatech S.A. since 2011. She has also been a sitting member of the Committees of Finance and Investment, Human Resources and Investment Auditing at Investimentos e Participações em Infraestrutura S.A. – Invepar, since 2012 and the Engineering and Network, Technology and Innovation and Service Offer Committees of OI S.A. since 2011. Since 2011, she has been a member of the Financial and Risk Committee of Norte Energia S.A.

8

b. Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to the Company that any of the candidates indicated thereby for positions as members of the Board of Directors of Fiscal Council are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

12.9 Marriage, stable union or family bonds up to the second degree between the following parties

a. issuer’s management

There are no marriages, stable unions or family bonds up to the second degree between candidates to the Company’s Board of Directors and candidates to the Company’s Fiscal Council.

b. (i) issuer’s management and (ii) the management of the issuer’s direct or indirect subsidiaries

There are no marriages, stable unions or family bonds up to the second degree between candidates to the Company’s Board of Directors and candidates to the Company’s Fiscal Council and managers of the Company’s direct and indirect subsidiaries.

c. (i) issuer’s management and that of its direct and indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

There are no marriages, stable unions or family bonds up to the second degree between candidates to the Company’s Board of Directors and candidates to the Company’s Fiscal Council and managers of the Company’s direct and indirect subsidiaries and the Company’s direct and indirect controllers, except for:

- Claudio Borin Guedes Palaia, indicated as a member of the Board of Directors, is the son-in-law of an indirect controlling shareholder of the control group of CPFL Energia

- Marcelo Pires Oliveira Dias, indicated as a member of the Board of Directors, is the son of an indirect controlling shareholder of the control group of CPFL Energia; and

- Fernando Augusto Camargo de Arruda Botelho, indicated as a member of the Board of Directors, is the son of an indirect controlling shareholder of the control group of CPFL Energia.

d. (i) issuer’s management and (ii) the management of the issuer’s indirect and direct controlling corporations

9

There are no marriages, stable unions or family bonds up to the second degree between candidates to the Company’s Board of Directors and candidates to the Company’s Fiscal Council and the management of the Company’s direct and indirect controlling corporations.

12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer’s management and the following parties

a. a corporation indirectly or directly controlled by the issuer

No candidate to the Company’s Board of Directors or Fiscal Council has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the Company.

b. direct or indirect controller of the issuer

Certain candidates to positions on the Company’s Board of Directors have held, the last three (3) fiscal years, statutory officer positions in a direct or indirect controlling corporation or entity of the Company, namely:

- Murilo Passos is an Executive Officer at VBC Energia S.A.;

- Francisco Caprino Neto is Superintendent Officer and Chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and ESC Energia S.A. and an Executive Officer at Camargo Corrêa S.A. (CCSA);

- Claudio Borin Guedes Palaia is the Chief Financial Officer of Intercement Participações S.A. and sitting member of the Board of Directors of São Paulo Alpargatas;

- Rodrigo Cardoso Barbosa Chief Financial Officer of VBC Energia S.A., an Executive Officer at ESC Energia S.A. and Executive Officer at Camargo Corrêa S.A. (CCSA).

- Marcelo Pires Oliveira Dias is Vice-Chairman of the Board of Directors of ESC Energia S.A., Construções e Comércio Camargo Corrêa S.A. (CCCC), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and Camargo Corrêa Energia S.A. (CCE);

- Renê Sanda is Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI;

- Martin R. Glogowsky is CEO of Fundação CESP; and

- Carlos Alberto Cardoso Moreira is Investment and Finance Officer at Fundação Sistel de Seguridade Social (SISTEL) and Administrative Officer at Bonaire Participações S.A.

c. if relevant, any supplier, customer, creditor or creditee of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons

There are no relations marked by subordination, service provision or control between candidates to the Company’s Board of Directors or Fiscal Council and suppliers, customers, creditors or creditees of the Company, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

10

APPENDIX IV

13.   Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice:

The management compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop certain professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s Personnel Management Committee, a supporting committee of the Board of Directors, checks the adherence of the variable compensation plans to the Company’s strategic plan and evaluates compliance with the established goals.

b) breakdown of the compensation:

i.             compensation elements and objectives

Members of the Board of Directors and Fiscal Council of the Company receive fixed monthly fees, which are established in accordance with market standards, with differentiated compensation for the Chairman of the Board of Directors since 2012, due to the unique attributions of that position.

Members of the Statutory Board of Executive in addition to receiving fixed monthly fees, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

Concerning variable compensation, (i) the benefits are designed to align the market practices and retain the Executives (ii) the short-term incentives aim mainly to guide the behavior of the Executives towards improving the Company’s business strategy and achieving results; and (iii) the long-term incentives are designed to create a long-term vision and commitment, aligning interests of the Company’s statutory officers, the group of shareholders and rewarding the achievements of results and the sustainable creation of value.

Supporting committees to the Company’s Board of Directors, namely, Management Processes Committee, Personnel Management Committee and Related Parties Committee, are mostly composed of the Board of Directors’ sitting or alternate members, who do not receive any additional compensation for their position held in such committees.

ii.            proportion of each element in total compensation

	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	100%	100%	50%
Benefits	-	-	4%
Short-term incentives	-	-	24%
Long-term incentives	-	-	22%
Total	100%	100%	100%

Percentages informed to the Statutory Board of Executive Officers may vary mainly due to the composition based on variable elements.

            iii.        calculation and adjustment methodology for each element of the compensation

Members of the Board of Directors and the Fiscal Council are compensated through fixed monthly fees. Alternate members do not receive any compensation, except when replacing sitting member who they are related to. In this case, the Company pays to the alternate member only 50% of the monthly fee designed to the sitting member, if the alternate member participates in an annual meeting of the body, or pays the entire fixed monthly fee when the sitting member is temporarily unable to exercise their duties. The adjustment to the compensation of the members of the Company’s Board of Directors and Fiscal Council is defined based on market research carried out by a specialized company.

The fixed compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as a possible adjustment, is based on a market research conducted annually by specialized consulting companies. As in 2010, 2011 and 2012, this research was carried out by Towers Perrin Forster & Crosby Ltda. and Mercer Human Resources Consulting Ltda.. The proposal for variable compensation is detailed in item 13.3.

            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

c) key performance indicators taken into consideration while determining each element of compensation:

The compensation of the members of the Company’s Board of Directors and Fiscal Council is fixed and does not consider the individual or organizational performance indicators.

Regarding variable compensation of statutory officers, the Company evaluates its Board of Executive Officers assessing the performance of its members in accordance with the corporate and individual goals established pursuant to the Company’s strategic plan and guidelines of Shareholder Value Creation (GVA) system, which were previously defined and approved by the Board of Directors. The Board of Directors is supported by the Personnel Management Committee to follow and evaluate the performance of the Board of Executive Officers with regard to compliance of its annual goals. The contract setting the targets of each Executive Officer includes financial, individual growth, value creation and people management targets.

It is also incumbent upon the Personnel Management Committee to define the succession plan of the Board of Executive Officers and its criteria and to analyze the calculation methods provided for in the Administrative Rule that sets forth guidelines of the Long-Term Incentive Plan (“ILP”) for the Company’s Executives (“ILP Rule”).

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are defined by the Board of Directors, supported by the Personnel Management Committee, and subsequently submitted to the Company’s Shareholders Meeting for their deliberation.

With regard to the statutory officers, the variable compensation is completely based on formally established quantitative and qualitative goals that reflect the evolution of the Company’s performance indicators.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer:

The compensation policy of the statutory officers is aligned with the Company’s interests, since it is based on criteria related to the previously defined economic and financial performance of the Company. The Personnel Management Committee, which supports the Company’s Board of Directors, is a committee that contributes to verify if the compensation is adequately aligned.

Our compensation policy is designed to encourage employees to seek the highest returns on the investments and projects developed by the Company, so that to align their interests with those of the Company’s through the following perspectives: (i) short-term: salary and benefits package compatible to the market; (ii) medium-term: payment of profit sharing and bonus in accordance with the performance of pre-established targets; and (iii) long-term: granting of phantom stocks through the specific program, with the possibility of converting the bonus into cash, as defined in item 13.4.

f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

Members of the Company’s Board of Executive Officers, Board of Directors and Fiscal Council do not receive any compensation from the exercise of their position in the Company that is supported by subsidiaries or parent companies.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

With regard to the members of our Board of Directors and our Fiscal Council, there is no compensation or benefit linked to the occurrence of specific corporate event.

Concerning the statutory officers, indemnification is provided for in the event of a significant change in the shareholders comprising the majority controlling block, which includes the extinction of the officer position, unilateral removal by the Board of Directors or a change in the working conditions analogous to the indirect termination of the employment agreement.

13.2       Compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

COMPENSATION RECOGNIZED IN FISCAL YEAR 2010 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7.00 members	5.00 members	6.08 members	18.08 members
c.i. Fixed annual compensation
Salary or pro-labore	785	537	1,148	2,470
Direct and indirect benefits	-	-	-	-
Compensation for membership in committees	-	-	-	-
Other	155	100	223	478
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	600	600
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	41	41
Description of other variable compensations			“Other” refers to INSS and FGTS
c.iii. Post-employment benefits	-	-	85	85
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 05/2010.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 05/2010.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 05/2010.
Total compensation	940	637	2,097	3,674

COMPENSATION RECOGNIZED IN FISCAL YEAR 2011 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	5.08 members	5.58 members	17.66 members
c.i. Fixed annual compensation
Salary or pro-labore	983	575	2,130	3,688
Direct and indirect benefits	-	-	6	6
Compensation for membership in committees	-	-	-	-
Other	197	115	1,573	1,885
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	845	845
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	882	882
Description of other variable compensations			“Other” refers to INSS and FGTS
c.iii. Post-employment benefits	-	-	208	208
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.
d. Compensation by each Body	1,180	690	5,644
e. Total compensation for the Bodies				7,514

COMPENSATION RECOGNIZED IN FISCAL YEAR 2012 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	6.17 members	5.08 members	5.75 members	17.00 members
c.i. Fixed annual compensation
Salary or pro-labore	1,196	608	2,680	4,484
Direct and indirect benefits	-	-	25	25
Compensation for membership in committees	96	-	-	96
Other	258	122	2,997	3,377
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	3,795	3,795
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	2,861	2,861
Description of other variable compensations			“Other” refers to ILP and INSS
c.iii. Post-employment benefits	-	-	514	514
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	1,484	1,484
Description of share-based compensation			It includes INSS
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.
d. Compensation by each Body	1,550	730	14,356
e. Total compensation for the Bodies				16,636

TOTAL COMPENSATION PLANNED FOR THE YEAR OF 2013 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	5 members	6 members	18 members
c.i. Fixed annual compensation
Salary or pro-labore	1,529	677	5,847	8,052
Direct and indirect benefits	-	-	79	79
Compensation for membership in committees	-	-	-	-
Other	306	135	513	954
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	3,858	3,858
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	952	952
Description of other variable compensations			“Other” refers to INSS and ILP
c.iii. Post-employment benefits	-	-	499	499
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	491	491
Description of share-based compensation			It includes INSS
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.
d. Compensation by each Body	940	637	12,238
e. Total compensation for the Bodies				14,885

13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year OF the board of directors, statutory board of executive officers and fiscal council

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2010 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7,00	5,00	6,08
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	480(1)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	720(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	600(1)
iv. Amount effectively recognized in the results for the year	N/A	N/A	600(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2011 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7 members	5.08 members	5.58 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	676(1)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	1,014(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	845(1)
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	845(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2012 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	6 members	5.33 members	5.75 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	3,0361)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,554(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,795 (1)
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	3,795(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION PLANNED - YEAR OF 2013 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7 members	5 members	6 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	3,086
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,629
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,858
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

   (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

13.4                Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)   general terms and conditions:

At Board of Directors’ Meeting held on July 25, 2012, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its Personnel Management Committee, which is a committee responsible for setting the general conditions of the plan. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations, which is subsequently approved by the Personnel Management Committee and by the Board of Directors' Meeting.

b)   main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and also the targets aimed for in the strategic plan were achieved.

d)   how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

e)   how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and personnel management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)    maximum number of shares covered;

In 2012, 141,710 phantom stocks were granted, taking into consideration the initial amount based on the valuation of CPFL Energia, divided by the number of shares available in the market. This amount was used to determine the phantoms stocks granted to the eligible professionals as detailed in item 13.4. (a) hereof.

g)   maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)   conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the Personnel Management Committee and by the Board of Directors’ Meeting.

j)    criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)   form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

l)     restrictions on share transfer;

Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the Personnel Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)   Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

13.5                Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body, on the closing date of the last fiscal year.

SECURITIES ISSUED BY CPFL ENERGIA
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	47,610	-	47,610
Board of Directors	-	-	-
Fiscal Council	-	-	-

13.6                Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

For the years ended December 31, 2011 and 2010, the Company did not pay any share-based compensation to the board of directors and statutory board of executive officers.

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2012
Body	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Grant of share options:
Granting date	-	07/25/12
Number of shares granted	-	141,710
Vesting period	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (year of 2014)
Deadline to exercise the options	-	Fourth year after the year of grant (year of 2016)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(b) Options exercised during the fiscal year	-	-
Fair value of the options at granting date	-	24,16
Potential dilution in case all granted options are exercised	-	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2013)
Body	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Grant of share options:	-
Granting date	-	July 2013
Number of shares granted	-	N/A
Vesting period	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2015)
Deadline to exercise the options	-	Fourth year after the year of grant (2017)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price:	-
(a) Outstanding stock options at the beginning of the year	-	N/A
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(b) Options exercised during the fiscal year	-	-
Fair value of the options at granting date	-	N/A
Potential dilution in case all granted options are exercised	-	No shares are issued/delivered, therefore, no capital dilution

13.7                Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

OUTSTANDING STOCK OPTIONS AT THE END OF YEAR ENDED 12/31/2012
	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Not yet exercisable options
Number	-	141.710
Date when they will become exercisable	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2014);
Deadline to exercise the options	-	Fourth year after the year of grant (year of 2016)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price	-	N/A(1)
Fair value of options on the last day of the fiscal year	-	N/A(1)
Exercisable options (2)
Number	-	-
Deadline to exercise the options	-	-
Period with restriction to share transfer	-	-
Average weighted exercise price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of total options on the last day of the fiscal year	-	-

 (¹) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(²) First option is to be exercised in 2014, and there are no phantom shares to be exercised in 2012.

13.8                Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31, 2011 and 2010, the Company did not pay any share-based compensation to the board of directors and statutory board of executive officers. Additionally, there were no phantom stocks exercised in 2012.

13.9                Information necessary to understand the data disclosed in items 13.6 to 13.8, such as an explanation of the method used for share and option pricing

a)   Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), CPFL share price will be considered, as per weighted average (volume) of share prices over the last 45 trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)   data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.9 (a), the amount of R$24.16 was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2014; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)   how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)   if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	5	1
c. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of members of the management that meet the conditions to retire	0	0
e. Conditions for early retirement	None	None
f. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$703 thousand	R$106 thousand
g. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$448 thousand	R$3 thousand
h. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

This item 13.11 is effectively suspended in relation to the members of the Brazilian Institute of Finance Executives in Rio de Janeiro (“IBEF-RJ”), and, consequently, toward companies with are associated, due to a preliminary injunction granted by the 5th Federal Court in Rio de Janeiro, in the scope of Ordinary Lawsuit No. 2010.510102888-5 filed by IBEF.

13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule setting forth guidelines of ILP for 2009, 2010 and 2011 programs establishes how the exercise of Virtual Value Units ("UVVs"), both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Non-convertible Units	Convertible Units
Voluntary Termination of the Executive	Beneficiary loses all their rights	Beneficiary loses all their rights
Termination with Cause	Beneficiary loses all their rights	Beneficiary loses all their rights
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Beneficiary loses all their rights	Units shall be converted based on the last conversion amount calculated and paid to the executive.
Death or Permanent Disability Retirement	Vesting period shall be moved up and dependents shall receive converted units based on the last amount determined.	Units will be converted based on the last amount of conversion calculated and paid to dependents.

ILP Rule supporting 2012, 2013 and 2014 programs establishes how the exercise of phantom shares, both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

13.13 Percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

YEAR OF 2010
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	86%	100%	0%

YEAR OF 2011
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	86%	100%	0%

YEAR OF 2012
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

13.14 Amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation for the members of the Board Of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

13.15 Amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, in the last three years

YEAR OF 2010 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	13,273	13,273
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

YEAR OF 2010 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

YEAR OF 2011 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	15,953	15,953
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

YEAR OF 2011 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

YEAR OF 2012 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	17,149	17,149
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

YEAR OF 2012 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated in line with the provision of the CVM/SEP Circular No. 003/2012, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2012
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	5	5
February	5	5	4
March	6	5	6
April	6	6	6
May	7	5	6
June	7	5	6
July	7	5	6
August	6	5	6
September	6	5	6
October	6	5	6
November	6	5	6
December	6	5	6

FISCAL YEAR ENDED DECEMBER 31, 2011
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	6	6	6
March	7	5	7
April	7	5	7
May	7	5	6
June	7	5	5
July	7	5	5
August	8	5	5
September	7	5	5
October	7	5	5
November	7	5	5
December	7	5	5

FISCAL YEAR ENDED DECEMBER 31, 2010
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	7	5	7
March	7	5	6
April	7	5	6
May	7	5	6
June	7	5	6
July	7	5	6
August	7	5	6
September	7	5	6
October	7	5	6
November	7	5	6
December	7	5	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.